Filed by Live Oak Acquisition Corp. V

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Live Oak Acquisition Corp. V

Commission File No. 001- 42540

Date: April 1, 2026

On March 31, 2026, Teamshares Inc. (“Teamshares”) hosted an investor day (the “Investor Day”) in connection with the proposed business combination between Live Oak Acquisition Corp. V (“Live Oak”) and Teamshares (the “Business Combination”).

Set forth below is a transcript of the Investor Day.

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Teamshares 2026 Investor Day Transcript

March 31, 2026, 9:00 A.M. Eastern

CORPORATE PARTICIPANTS

Sloan Bohlen - Investor Relations

Alex Eu - President, Founder, Teamshares

Michael Brown - CEO, Founder, Teamshares

Kevin Shiiba - CTO, Founder, Teamshares

Madhuri Kommareddi - COO, Teamshares

Rick Hendrix - Chairman, CEO, Live Oak

Adam Fishman - CFO, Live Oak

Sean Garcia - Industry Lead, Building Products & Home Improvement, Teamshares

Jacob Roche - Industry lead, Manufacturing, Teamshares

Anthony Brown - Wholesale Floral Distributor President, Teamshares

Sarah Queen - Apparel Manufacturer and Retailer President, Teamshares

Teamshares Investor Day Transcript

March 31, 2026, 9:00 A.M. Eastern

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PRESENTATION

Sloan Bohlen

Good morning. Welcome. Thank you so much for coming to Teamshares Investor Day on this beautiful spring morning here in New York. My name is Sloan Bohlen. I work with Investor Relations. My job here today is to do a little housekeeping and then get us started.

For your entertainment, we’ve included this disclaimer here on the second two pages of the document for your reading leisure. Today you’re going to hear from the leadership team of both Teamshares and Live Oak. I’ll let the speakers introduce themselves. But to introduce Teamshares, we’re going to begin with a video from Alex Eu, our president and founder, and then we’ll turn the call -- or the presentation over to Rick Hendrix, who is with Live Oak.

And so, with that, let me go through today’s agenda. Today, as it’s spelled out here, we’re going to have a break around 10:15, give or take. And then our goal here today is to have Q&A around quarter after 11:00, where we’ll have lunch afterwards where people can mingle with the team. And so, with that, let us start the video with Alex and then we’ll turn it over to Rick afterwards. Thank you very much.

[Video playing]

Alex Eu

Every year, thousands of valuable small businesses close or owners are forced to delay retirement, not because the businesses are bad or failed, but because they don’t have anyone to take over when the owner retires. Michael, Kevin, and I started Teamshares to address that problem at scale by bringing together our backgrounds in small business ownership, finance, and software engineering.

What we’ve built is a tech enabled acquirer and operator of small and medium enterprises. We started with a refrigeration repair firm, then a flower distributor, an auto repair shop, and kept expanding until today, where we own over 90 businesses across dozens of industries and states.

To do this, we’ve built a durable technology-first operating platform that can reliably purchase, onboard, and operate small businesses at scale. We start with a fast, fair transaction that selling owners love. We then run a structured hiring and training program for the new operating leaders. From there, our proprietary platform gives us real-time financial oversight and data, and it’s designed to get better with each new business that joins us.

We have an employee stock model that is structured to align incentives for employees growing the profits for those businesses, and we have a programmatic treasury management system to reinvest operating subsidiary cash flows with the aim to keep compounding. Teamshares starts with individual acquisitions, but the result is a durable, consolidated platform that can be a permanent home for small businesses.

[End video]

Teamshares Investor Day Transcript

March 31, 2026, 9:00 A.M. Eastern

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Rick Hendrix

Good morning, everybody. Thank you for joining us, whether you’re here in person or live on the call. I’m Rick Hendrix. I’m the chairman and CEO of Live Oak V and the co-founder of Live Oak Merchant Partners. Previously, I was the chairman and CEO of FBR, which was a large middle market focused investment bank, where almost exclusively we built our business around late stage private placements and IPOs.

So, we spent decades helping companies get public either through traditional IPO executions or alternative listings, whether it was a direct listing or a SPAC. So, I’ve spent most of my career working with companies that were ready to be public, became public, and then we would stay with them even as advisors well past the point of getting them public.

This is our fifth SPAC, as our name sort of suggests, Live Oak Acquisition V. And we have been able to deliver, we think, and I think all of our investors believe, very attractive returns in the two de-SPACs we completed with Danimer and Navitas, and look forward to the same here with Teamshares.

In terms of Teamshares, Adam Fishman and I, Adam Fishman is my partner, will both go on the board and plan to support the company as we -- I guess I should be using this -- as we sort of navigate the first several years of Teamshares’ life as a public company. We historically work with companies to sort of focus on investor relations and investor outreach, as well as sort of strategic and corporate governance through those first years.

We have generally stayed involved with our SPAC merger partners longer than typical SPAC groups. As an example, five years post de-SPAC with Navitas, I’m chairman of the board there, have helped lead a management transition, and helped them raise an additional $280 million of capital sort of post de-SPAC. We’ve done a follow-on offering, we’ve done an ATM, and recently did a PIPE for the company. And they are one of the sort of the bright spots in the de-SPAC market.

As you just heard from Alex, Teamshares is a programmatic acquirer of small businesses primarily in the U.S. Today they own and operate over 90 individual businesses that generate approximately $60 million of subsidiary level EBITDA. They’ve built a platform to support the acquisition and ownership of hundreds, if not thousands, of these businesses, and are focused on a market that should allow them to continue to grow and compound capital for the foreseeable future.

When we first met Michael and the team, there were several things that sort of jumped out at us beyond sort of their base business model. First, this is a company with significant EBITDA, as I just pointed out. That is a distinguishing feature for sure among SPAC merger candidates. More importantly, as we sort dug in, it was clear that the company is at a point where all of the EBITDA that they will add in the coming years should drop straight to net earnings and the free cash flow line, which is, again, sort of unique for a newly public company.

Teamshares Investor Day Transcript

March 31, 2026, 9:00 A.M. Eastern

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That is because of the investment that they’ve made over the last seven years into corporate overhead and structure that allows them to support hundreds of companies without having to add additional expense, and gives sort of greater efficiency and provides this inflection point from an operating leverage perspective.

Second, the market that they are focused on is enormous, right? The small business market in the U.S. literally has millions of companies, with somewhere in the neighborhood of 70,000 for sale at any given time. And so, with very little institutional competition, that would generally translate into the idea that this company ought to be able to grow for -- at higher than market rates for a long period of time. And we certainly believe that’s true.

We think what’s more important is that this should allow Teamshares to continue to acquire at 4 to 6 times EBITDA for as long as anyone should be able to forecast. And that is an investment -- an unlevered investment return of 16% to 20%, which most companies cannot perpetuate over a long period of time. So, we think that’s a unique distinguishing feature of Teamshares that’s going to allow them to compound earnings into the foreseeable future.

In addition, and while we believe that the compounding feature is attractive, Teamshares has the ability to acquire across multiple industries. And as you’ll see, they are in dozens of different areas today. That provides a diversified cash flow stream and provides the ability to not have to compete in sectors that get hot.

So, for instance, HVAC, which 10 years ago you could have acquired a business at 4 or 5 times EBITDA, today that’s 10 or 11 times. Teamshares doesn’t have to to focus in any one industry. That also means that, if you look at what has gone on with Constellation Software, where the sort of AI software killing trade has taken the stock down, they’re not exposed to any one sector. So, we think the diversity of cash flows here is also a significant distinguishing feature.

And finally, we believe that this model is significantly better than a PE model. So, here the company is acquiring at 4 to 6 times earnings. Private equity today -- and in addition to what I do with Live Oak, I’m also an operating executive for Crestview Partners, whose a middle market based PE firm here in New York. PE generally is acquiring at 7 to 10 times, has a fee layer on top of that, right, and then needs to sell to monetize the transaction.

Here we are able to sweep all the cash flow from all the businesses, reallocate into future acquisitions, and we’re acquiring at much, much higher returns. And we think this ability to harvest cash flows as the control owner is a material sort of improvement over the PE model. And, look, this is very distinguished from a private equity business. This is a home for these businesses forever. And again, we can allocate cash sort of across the entire portfolio.

Teamshares Investor Day Transcript

March 31, 2026, 9:00 A.M. Eastern

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From a timing perspective, Teamshares is definitely ready to be public. They have built this corporate overhead structure that I talked about that not only provides the ability to continue to grow, but it also means that they have systems in place where they can actually roll up the numbers from 90 individual companies into a PCAOB audit. They’ve worked with KPMG from an auditing standpoint from the beginning, so they’ve been built to be a public company.

And the benefits of this transaction to Teamshares in terms of lowering their cost of both equity and debt capital, which is really the raw material of their business, it can’t be overstated. In addition, we are delivering $126 million of fresh capital which de-levers and provides growth capital. The $126 million is committed in a PIPE that’s anchored by T. Rowe. And just the currency itself, becoming a public company and providing them the currency to make acquisitions, gives them another tool in their toolbox to acquire.

And then quickly on the team, this is a team that is highly aligned with investors. They are investing in the PIPE. They invested in the Series E round, the last private round that they did. And they on their own offered up the idea that they wanted to have a four-year lockup on their shares, which we’ve not seen in any transaction we worked on.

So, they are here for the long-term. They are invested directly. They historically have taken very low salaries. They keep saying they want to continue to take low salaries. We want to get them a little closer to market. But they have been highly aligned with investors all along the way, and will continue to be here.

Historically, their capital has come from a very high-quality group of venture capital investors. They have provided capital and guidance to this business as it has built itself to be ready to be public. I think we all benefit from that as new investors in Teamshares. And I think these investors know what they’ve built because they have all indicated their intention to stay with the company post-IPO. But this has been an institutionally supported and managed effort all along the way.

And then quickly, just on the transaction structure, enterprise value is roughly $825 million. The PIPE, as I mentioned, is $126 million common equity. And existing investors will own more than 50% of the business post-close and, as I mentioned, plan to remain investors. And from a valuation standpoint, we estimate that this is coming at just shy of 12 times 2027 pro forma EBITDA against a peer group that trades around 15 times. We should have the S-4 filed publicly later today, and they’re still targeting sort of late May for a close for the transaction.

And with that, I’m going to turn it over to Michael.

Teamshares Investor Day Transcript

March 31, 2026, 9:00 A.M. Eastern

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Michael Brown

Thanks, Rick. And just a note on Alex, he’s expecting -- or his wife is expecting their second child in the coming day, so that’s why he was with us on video.

So, I’m Michael Brown, cofounder and CEO of Teamshares, and absolutely thrilled to be here today and really thrilled to be partnering with Rick and Adam. They’ve been incredible partners, and they really understood our business from inception. And like any good investor, they added to the canon. They helped us -- sort of really helped continue to evolve and improve how we describe the business.

So, just beginning with the end in mind, some takeaways I would hope that investors and analysts have from this session or if they catch it on a repeat later, is that we are a small cap company, but one that is highly differentiated and have a very large growth opportunity ahead of us. We’re going to talk about software. Kevin, our cofounder and CTO, is going to talk about why we build software, and it’s really to help us access and what we called industrialize our model and really scale and access the small to midsize enterprise market.

What we’ve built is really a clear and repeatable process and an economic compounder. And we’re going to talk about what it means to be a programmatic acquirer. It’s a relatively newer phrase, but the model has existed for dozens of years, if not three decades plus. And then I think while you’re going to learn a lot of the details of the business, really from an investor standpoint, we think that Teamshares is very simple to understand.

It has very simple metrics, and we’ll walk through that and what we think is the sort of compounding cycle of the business. And then I think our hope is to really earn investor trust and show that, as private market investors saw, that we really care about disciplined capital allocation and we’re really focused on the long-term.

A quick sort of origin story of the business. So, Alex, Kevin, and I met in investment banking at a boutique firm called Perella Weinberg Partners. And Kevin realized pretty early on he’d made a career mistake and went off to become a software engineer, and had a great experience as the fourth employee at General Assembly and became a real sort of renaissance technology person.

What Alex and I did as we went off, and our bridge to entrepreneurship was doing a really old-fashioned thing, was we sort of left and bought a small business into a holding company. And we always admired Berkshire Hathaway. And at the beginning, it was just us with our capital and some family and some friends, no vision of a public company, no vision of something super scaled. We were just kind of buying businesses, running them. It was sort of our MBA. We had to go get steel toed boots and negotiate OEM pricing with Eaton and all that stuff.

And so, through that experience, we obviously made the transition sort of from spreadsheet folks to operators. We learned how to translate sort of Wall Street M&A to Main Street and still have really good relationships with the owners at the end of the transaction, but have really rigorous processes. And then we learned about employee equity just from some of our customers, which had really thrived and grow their business into $10 billion kind of revenue businesses with employee equity alignment. So, it was always very inspiring to us.

Teamshares Investor Day Transcript

March 31, 2026, 9:00 A.M. Eastern

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When we set off to build Teamshares in 2019 and had kind of the core insights of the model, it was clear to us that this should be a public company. That’s why we raised venture capital. That’s why KPMG has been our first and only ever auditor. That’s why we recruited Brian initially as our chief accounting officer, and then Madhuri, who had been an executive both in the White House and also at Blackrock, so someone who is just very experienced with lots of different stakeholders. And this has been the core of the leadership team really since 2021. And we’re all in our early 40s and excited for many decades ahead.

So, I think we live in a world with multitrillion dollar market caps, 3,000 stocks plus. It’s a crowded field. I tell this corny joke internally that we compete with Nvidia now. And it’s a really corny joke, but it’s incredibly eye-opening to think that -- because on the ground level, there isn’t really -- there is no institutional competition. And so now, as we enter the public markets, we have to compete for mind share and for dollars. And we’re cognizant that starting life as a small cap is not as easy as when you start with a $50 billion market cap.

So, I wanted to start off with kind of what is sort of like -- at the highest level, what is the case for paying attention to Teamshares for investing, for analyzing our business, and I think it really comes down to sort of two key points. One is we’re at this really key short-term growth inflection, going from $19 million of corporate EBITDA in 2025 to at least $100 million, that’s the low end of our guidance, for 2027 when we published our PIPE forecast in the fall. And as Rick alluded to, the management team is standing behind that with a four-year lockup.

And so, that’s a fairly significant amount of growth, and we’ll talk through today how that’s possible. But that is really just the start of the journey and maturing the company as a public company. This is a business that we want to be involved with for a long, long time. It’s a business that we have a vision to work our way towards having thousands of companies.

And it’s an enormous market. It’s six million small businesses in the U.S. 4.5 million are owned by Baby Boomers or Gen X, and we’re starting to see Gen X businesses start to approach retirement age. We get 15,000 size qualified businesses come inbound in our software every year. And last year, we acquired just nine companies to add $24 million of EBITDA. So, we think that it’s truly just the beginning.

I think the other thing too is a lot of -- in private meetings, a lot of investors, public markets investors, ask me very politely, look, why are you guys doing a SPAC, right? And we like to address these questions head on, right? I always envisioned we would do a conventional IPO later on in life. And the reality is that private -- the cost of debt for an emerging private company is extraordinarily high, and we’ll talk through that. And we said we want to get into the public markets as soon as possible.

Teamshares Investor Day Transcript

March 31, 2026, 9:00 A.M. Eastern

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It’s a huge catalyst for the company. And what doing -- if you pick the right partner with Rick and Adam, who’ve done 200 small-cap IPOs in their career and have a tail -- a track record of long-term behavior, which I think is very differentiated in the stock market, when you’re able to get a common equity PIPE from a long-only who should theoretically be a long-term investor, and you’re oversubscribed and you have a company that’s a real company, that’s already profitable, that has a long-term opportunity and that’s not a speculative opportunity, we think that actually it’s just an appropriate tool for an emerging company. So, that was why we chose the method, and we’re very proud to partner with T. Rowe, with Rick and Adam, and get into the public market.

So, just a quick recap of Teamshares. We’ve obviously published the past investor presentation so people hopefully have a little bit of a starting point to understand the business, and then we’re going to go deeper later on with our colleagues. So, you guys probably know that we’re a programmatic acquirer and a permanent home for businesses. The niche that we focus on is $0.5 to $5 million EBITDA businesses strictly in the context of retirement sale. And so, we’ll acquire the business from the retiring owner, integrate it into our platform, and then help the employees earn stock along the way.

So, what we’ve built in just six years, we’re at $59 million of operating EBITDA, which is almost like our four wall EBITDA, $19 million of corporate EBITDA, and that’s from 92 companies just in the first six years. In the fourth quarter, we had published a press release showing that, in the fourth quarter alone, we did $15 million of EBITDA, right?

So, we think that really capital -- acquisition capital, acquisition financing is really the bearer to our growth, because we enforce quality as our own internal constraint. And there is just -- at any given time, there are more actionable high-quality opportunities than we can finance. And so, that is really important because it means that we can be very disciplined on terms, we can be very disciplined on diligence.

And we’ll talk through some of the sort of unit economics later, but the punchline is that, across our sort of annual cohorts of operating subsidiaries, we have upstreamed about a third on average of the purchase price in unlevered cash flow at the two-year mark. And that’s something we think is fairly notable.

So, despite the growth, it’s still early days, but what does it look like over the next two years, right? So, we published this forecast back in the fall and continue to reiterate it. So, again, operating EBITDA is akin to our four wall EBITDA. It’s the consolidated EBITDA of all of the operating subsidiaries. We’ve now eclipsed our corporate overhead, which is a team of roughly 90 people and sort of other G&A type costs. And so, now we have the ability to drop through most of our acquired and most of our new organic growth EBITDA into incremental margin. So, it’s a very interesting inflection point for us, and we think for investors too.

Teamshares Investor Day Transcript

March 31, 2026, 9:00 A.M. Eastern

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Just a note about pro forma, because that’s a word that can be used -- a phrase that can be used in a lot of different ways. For us, it means a very classical thing, which is just capturing the trailing 12 months of the financials of any company as if we had owned them. Even in the credit markets, in any sort of M&A context, this is just a market accepted definition, but this is really what we’re trying to capture. And this is an extreme example, but it is a real example.

On December 30th, we closed an acquisition. It’s a $2.4 million EBITDA company, right, but we only would be able to recognize $15,000 in our -- when we file the sort of annual financials. And so, we think it’s very important for people to understand effectively the run rate EBITDA of the business through the lens of pro forma.

So, the reason why this opportunity exists is because the kids basically went to college. These families that own these businesses do really well. They sent their kids to university and they didn’t come back, and it’s really kind of that simple. And so, you got six million businesses. That’s sort of the installed base of businesses in America that have employees. Again, about half of them, about three million, are owned by Baby Boomers, and then another 1.5 are owned by Gen X. And they are, if not in the older end of that range, already starting to do retirement sales, and the younger ends of the cohort are three to five years away.

So, it’s a significant amount of the installed base. And so, the best data we’ve seen on the business, and we’ve seen this, we hear it from business brokers, is that, when people go and try and sell their business, it’s a 70% failure rate. It’s really hard to sell a small business just because there’s a supply/demand imbalance. There are not, in our opinion, 4.5 million buyers for those businesses, okay?

And I think we’ve all seen really goofy TAM slides that, if everyone bought X, this is what might happen. This is not a theoretical TAM, okay? We’ve seen almost half a million actively for sale businesses come into our software since we launched our software in early 2020.

So, we talk about industrializing the process. We think about what Toyota did. We think about what Y Combinator did. We really -- and back when I was an analyst, I was an industrials analyst at Morgan Stanley, so I was always fascinated with industrial companies. And we’ve industrialized it, but we think about adding humans and technology together and creating something that’s highly repeatable, right?

So, our process is basically to acquire, transition, align, analyze, and reinvest. And so, we acquire small to midsize enterprises from the 75,000 that we source per year, right? We transition these retirees with new leaders. We align and retain the team with stock in the operating companies. And then as Kevin’s going to talk about, we’ve built an incredible amount of software to analyze the financial data and the operating data and help grow the free cash flow with the alignment of the employees on the ground.

Teamshares Investor Day Transcript

March 31, 2026, 9:00 A.M. Eastern

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And then as Rick talked about, we reinvest that cash flow primarily in acquisitions but also into the top organic growth opportunities. And so, if you think about a stock index, those, of course, are all individual companies, and the growth of the stock index earnings are all based on isolated individual outcomes of those companies in those markets. If there was a holding company on top of a stock index and you could reallocate cash flow into the top growers from the median and below growers and keep buying more companies, the number of stocks in the stock index would grow. That’s the basic premise of a programmatic acquirer.

So, we put out this forecast to grow EBITDA five times in two years, from $19 million to $100 million plus. How are we going to do it? So, the first thing is that we are a programmatic acquirer, and we’re going to talk about what that means. And that’s allowed us to achieve 92 companies in six years, a strategy that allows you to post organic growth.

We’ve talked about the fact that we have a significant and actionable market. We’re really unique as a buyer, and we win half of our LOIs. We’ve had a very strong response from retiring business owners because of our differentiation, our long-term model, and our model of alignment with the employees. We’re going to talk through today why we have a repeatable and scalable platform, right? So, not only do we get the 15,000 size qualified opportunities per year but, when we put out a president posting, we get over 50 applicants, and usually 5 to 10 of those are highly, highly qualified.

Rick started to touch on the fact that, while it may take time, it’s a fairly well proven data point that public companies have better, cheaper, deeper cost of capital than private companies. And so, we always know things can take longer than you hope, but this is something that we feel we’re going to work very hard to make a reality and something that Rick and Adam are highly value-add on.

And then being public just simplifies the business for investors and does selectively give us a currency to help with acquisitions too as we work towards making sure we have the right sort of target leverage in the public markets. And so, we will continue to pound capital for a long period. The 22% return on equity from an acquisition standpoint I think is already pretty strong.

But, as you’ll see in our financials and we’ve disclosed before, we have a sort of low to mid, high teens -- sorry, low to midteens historic interest rate that we expect to come down over time. With a decrease in interest rate, this cash flow, the unlevered cash flow, is forever, and this ROE will go up. And that’s why we were willing to take on expensive capital when we were an earlier, riskier company.

So, what is a programmatic acquirer? Some of you know may know the phrase, but it’s not that well known. So, the -- back when I was an analyst in 2006, there were all these industrial companies and they all kind of had pretty low revenue growth rates, but some of them were growing earnings way faster than others. And they were using most of their cash flow to acquire new companies.

Teamshares Investor Day Transcript

March 31, 2026, 9:00 A.M. Eastern

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But it wasn’t just in the industrial space. This model of using your cash flow to continue to acquire small private companies has been used across a number of industries for a long time. And so, people can sometimes get a little confused because it’s a capital allocation and a growth strategy. It’s not an industry, but it’s been well supported and well understood in the public markets for a long time.

So, definitionally, in our view, a programmatic acquirer is any company and a public company that continually acquires small private companies as permanent operating subsidiaries. And so, by focusing on small private companies, you can acquire these companies at reasonable, usually mid single-digit, free cash flow multiples.

You’re not betting the farm. You’re not betting the company on a single acquisition. You’re taking single small companies and then having them consolidate into a much larger, more diversified and larger company, and then the earnings consolidate in that public company. And then, as we’ve talked about, you can reallocate that capital.

And so, that’s what allows -- I think a lot of people understand, oh, programmatic acquirer, they do pretty well. Man, Roper was a great company, like Constellation Software. But sometimes people don’t know the full bridge of how do you get to this point. How can your overall corporate growth eclipse the organic growth? And it’s slightly subtle.

And in my opinion, I think in these types of business models, the acquisition growth arguably almost becomes akin to organic growth. And so, a lot of those companies have now moved on to a different size and a different stage. Some of them have spun off. Some of them have -- are really sort of mega cap or super large cap companies. So, we didn’t think of those as peers today.

But there are a number of peers that our investment bankers had set out to address. And a company we’ve long admired is Constellation Software. And one of the things that we think about as we build this business is that, when you pick a single industry, it is obviously -- because we get single industry density too. There’s a learning curve and there’s benefits and there’s cost savings and all that stuff. But the problem is, if you bet the entire company on a single industry, when there’s a shock in that industry, it’s a big problem.

And so, how does Teamshares as an investment opportunity compare to other sort of current public comps? So, the first is that we are -- have a diversified industry strategy. We’re not fully industry agnostic. We have views of industries we don’t like. But I would say a majority of the addressable market is stuff that we feel like we might eventually do, okay? And so, we focus on quality and we focus on retirement situations that follow our thesis of what will make a good cash flowing business that’s durable.

The second bit is that in a lot of either -- whether it’s a PE strategy or whether it’s a public programmatic acquirer, typically part of the investment decision is that the founding CEO is staying on to run the company, right, for dozens of years. That’s part of the deal, right? We decided to address the retirement sort of cohort, and we’ll talk about that in a minute. What that means is that we need to have a really repeatable solution for how to transition these owners who are running these businesses to a new generation of leaders and manage the transition risk.

Teamshares Investor Day Transcript

March 31, 2026, 9:00 A.M. Eastern

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So, points one and two result in, our opinion, a much bigger TAM in the U.S. and beyond. And then as Kevin will talk about, the tech is what allows us to scale. So, just to double-click a little bit on some of these attributes, so the reason why we focus on retirement sales is twofold. One is that there’s a commitment to sell now at reasonable terms. The second is the durability of the business so that they won’t re-compete against the business in sort of five or so years.

Our businesses on average are about 35 years old, and it’s not an aesthetic choice. We’ve studied cohort data, and it’s very clear that companies in the SME space, most of the risk is in the first sort of seven years. By the time you get out to the 15th year, it’s something like a percentage point of companies that fail. So, we like businesses that have been around for a long time.

We also start with the premise that businesses in the SME space tend to have unreliable financials. So, how do you cut through the noise? We cut through the noise by focusing on the tax returns over a long time series and the bank data as the financials of record, and then we’re able to go and then back test that and convert it to GAAP later.

So, we find the businesses that have sterling financials, right, really crisp, clean businesses. We’re not able to do businesses that don’t have high-quality financials. The second bit is we really look for low risk, right? So, we look for businesses with low owner transition risk, where the owner is not generating revenue of the business. We look for businesses that have very diversified customer bases, that have very low customer concentration.

And we have -- from inception, the question I always ask when we’re looking at an acquisition is will this business -- do I think this business is going to be around in 50 years? And that’s a topic we discuss. So, we’ve always been mindful of technology risk. And while none of us have a crystal ball, it’s something we think about.

And so, these businesses -- in our opinion, in an age where people are questioning the viability of certain businesses as sort of intelligent software is accelerating the ability to tackle lots of different industries, these businesses are -- if you take a local fast food chain with eight locations, AI helps that business in its back office operations. It’s, in our opinion, quite unlikely to disrupt the revenue.

And so, to give you a flavor of the types of businesses, these are, again, really sort of traditional businesses that are just great cash flowing businesses, 75% to 85% free cash flow conversion. So, we have some light manufacturing businesses. We have distribution businesses. We love distribution business. We just don’t see quite enough of them, but it’s a real focus for us. And then we’ve found that specialty retail that’s really high margin, sort of 20% -- 15% to 20% margins, is really, really interesting.

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March 31, 2026, 9:00 A.M. Eastern

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So, you’ll see this pie chart continue to grow, just like some of the programmatic acquirers that came before us have done. So, if you looked at this pie chart in 2021, technical services might have been something like half the revenue. And then we have this very broad geographic diversification too.

Now, the nice thing is that, even though we have this diversification, we do get density in industries, right? So, we have something like over $30 million of food cost, right? And each of those businesses before was purchasing individually at whatever the highest rate sheet was. Now we’re able to go to the national chains and do a bake-off and go and get national pricing with bigger volume. So, we get that too, but we just don’t have all our eggs in one basket.

So, a thing that has evolved as we have grown the company is that our size of company has widened. We started off pretty firmly in the sort of $0.5 million of EBITDA camp. The first four were even smaller. They were sort of $200,000 or $300,000 of EBITDA. And this was a function of our financing capacity grew over time, because actually our credit facility had a maximum purchase price that went from $3 million to $6 million over time. And so, we were actually able to afford first a $700,000, then a $1 million EBITDA business.

By the time we got to 2023, we noticed that, wow, the businesses that were sort of $500,000 to $1 million, they’re more durable, they’re more stable, and they’re growing, right? And so, we concluded that the sort of $200,000 to $300,000 EBITDA business is just too fragile for Teamshares, okay? We concluded that the $500,000 EBITDA business does work for us, but the standards have to be impeccable, right?

And they have to be impeccable on all of them, but what I mean by that is that, if you’re buying a business in our model, we can’t have any variance in a $500,000 EBITDA business, right? And then as we got further along, we started to have owners who were actually much larger businesses, a business that we now own with $7 million of EBITDA, that came to us and said, “We want Teamshares to buy our business.”

And so, as we expanded, we found that $1 million to $5 million is a really great range for us operationally. And naturally, people would ask, well, look, you have private equity kind of dipping down into that part of the market. Isn’t it more competitive? I would say it is in some sectors, and we were able to figure that out pretty quickly. But in most of the cases, we’re either negotiating one on one or facing one other sort of buyer, right? So, we just stay away from the ones that are highly competitive. We know what they are, and that’s okay.

But in addition to the millions of businesses that are going to be coming to the market for sale in the sort of $500,000 EBITDA and up, there really are a lot of businesses with $1 million to $5 million of EBITDA. By our best estimates, it’s almost 0.5 million in the U.S. alone. And so, this market depth helps us reinforce our discipline on quality and terms.

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And so, how to think about sort of the earnings algorithm or the earnings model for Teamshares is that we have a clear and repeatable compounding model that actually is quite simple, in our opinion, to understand. We acquire businesses at 4 to 6 times EBITDA, and these are businesses that convert to free cash flow at 75% to 85% on an unlevered basis. We then retain the EBITDA. This is, I think, one of the main questions for an acquisitive model, whether private or public, is, okay, what happens after, right?

And so, we have very modest assumptions. Year one, the goal is flat, okay? And then after that, we don’t need massive assumptions for the math to work, and we try and beat a 3% per year organic growth rate. Most of the programmatic acquirers that have come before us run a sort of single digit organic growth rate, and the overall growth rate of the company is from that compounding reinvestment activity.

Rick first started the conversation on dropping through our EBITDA by having scaled past our G&A. It’s something that we expect to continue for a long time, that a majority of earning EBITDA will drop through. And then as we head into the public markets and as we build higher free cash flow, we expect that eventually our interest rate will drop.

So, if you were to inspect the compounding cycle, how are we looking right now, right? So, last year with this larger size range, we acquired at 5.3 times. Organic growth grew 7.2 times. As we lapped an incredible sort of prior 12 months of 15% and we had sort of tougher comps, now it’s still growing on a higher base at a 7%. We added $33 million of new operating EBITDA, and we actually decreased corporate G&A by $2 million last year.

And while you’ll see in our public filings and as we’ve disclosed before, our original credit facility is quite expensive. It was at 16% two years ago. It’s now down to 14.75%. We’re blended overall in the 13% area. But we’ve been going out and getting bank debt on these larger term loans, and it is just market rate bank debt. And while it’s going to take time, we think eventually -- as Teamshares credit profile comes to look like the overall credit profile of a single company, this mirrors the types of costs that even sort of sub investment-grade companies have in the public debt markets.

So, I think this is sort of the ultimate proof in the pudding of how are we doing. And this is just a breakout by annual cohort of all the companies. And so, over the last -- over the first cohorts through sort of 2024, we have upstreamed about a third of the cash flow. In the most recent cohorts, it’s more than that.

And what that means is that we are able to recover an unlevered free cash flow, a significant amount of the purchase price at the two-year mark. And that is, by every account of any acquisition-based strategy, whether it’s a private equity firm, whether it’s an acquisitive hold company, whether it’s an individual buying a small business, one small business, it’s a fairly notable outcome and something we’re very proud of.

So, with that, I’d love to pass it to Kevin, my partner and cofounder and our CTO, to talk about technology.

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March 31, 2026, 9:00 A.M. Eastern

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Kevin Shiiba

Thanks, Michael. My name’s Kevin Shiiba, and I am cofounder and CTO of Teamshares. So, before I walk you through what we’ve built, I want to explain why we build on leveraged technology.

It enables us to access our end market in the first place, and industrialize and scale our business model. We build technology with five primary goals: lower the marginal costs of acquiring and operating companies; increase the pace at which we acquire quality companies; reduce the risk of -- and errors in financial analysis, diligence, and compliance; enable proactive financial oversight across soon to be over 100 companies; and use the data we’re accumulating to make better financial decisions over time.

We don’t build industry specific vertical software and are happy to utilize best in class tools where they are available. For example, our restaurants are on Toast and our service companies are on ServiceTitan. We focus on building what doesn’t exist and what’s specific to our model. And every slide that follows maps to one of these goals.

This is how our business model works seen through the lens of technology. We acquire small businesses. Each acquisition generates financial and operating data. That data improves our underwriting and our ability to operate the companies that we already own. Consistent performance can improve our financing over time. And better financing lets us reinvest more in acquisitions and in the platform itself. And then the cycle repeats.

We build the software that powers the cycle because nothing else exists for what we do. No off-the-shelf product solves the problem of acquiring and operating hundreds of small businesses at scale. We have two primary applications.

Teamshares Buyout handles sourcing, underwriting, and closing our companies. Teamshares OS handles equity management and financial management and the data layer underneath. They’re connected. Data from Buyout flows directly into OS, and insights from OS help feed back into how we evaluate the next acquisitions.

The center of this diagram is where I want to focus today. Data accumulates with every company that we analyze and acquire. AI puts that data to work; better financial decisions, less manual effort. And each cycle is better informed than the last. As the network grows, we can support more companies without proportional headcount growth.

You’ll see in a later slide that Brian presents that the ratio of our operating EBITDA to corporate expenses double last year and is projected to double again in the next years. The next few slides show you the technology behind that operating leverage. So, let me start with how we acquire.

This is our acquisition software, which we call Buyout. Our platform automatically sources and filters new opportunities so that we wake up every single day knowing the best companies for sale in the country. Every transaction is managed end to end in the software, with many of the steps automated.

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We don’t just benefit from the date of the companies we purchase, but also every company that we analyze further up the funnel. We’ve ingested close to half a million actively for sale business listings since we’ve turned the software on, and that’s fully automated. Because of this, we know what a good company in each industry should look like, and we use this to minimize risk and make better investment decisions. We believe this data will allow us to continue to increase the throughput and pace at which we can evaluate and acquire quality companies.

Two numbers that matter here. This entire pipeline is managed by only two investment analysts, and our closing costs are under $30,000 for acquisition versus roughly $300,000 to $600,000 for a typical search fund. And that includes serious accounting and legal diligence.

Once a company is acquired, it enters Teamshares OS, which is our financial and equity management software. Our software manages the full share program and cash distribution lifecycle across 1,800 employee shareholders at 92 companies. We legally issue Delaware C Corp stock, automatically file 83Bs, and manage share buybacks when cash is upstreamed to Teamshares. When a new employee is hired and when someone leaves, our payroll integrations queue up as share issuance and buyback automatically.

The marginal cost to implement and maintain each of these companies’ cap tables is near zero versus roughly $50,000 per year if we managed it outside with advisers. And our employee stock model is structured to align incentives for employees to grow the profits for their businesses and distribute cash flow, which enables our reinvestment over time.

Our programmatic treasury management system upstreamed cash flow from our operating companies to Teamshares on a monthly basis through our structured sweep process. Recurring fixed payments are already fully automated. Variable free cash flow sweeps are managed through our OS software. And over time, we’re building towards near full automation. As we increase our upstream cash, our goal is to reinvest that cash flow into new acquisitions with the aim to keep compounding.

This is where the individual pieces come together into something larger. On the left, data sources for each company: accounting systems, point-of-sale, payroll, banking. Today we connect to these there integrations. Over time, our strategy is to standardize on to fewer shared systems because the more consistent the underlying data, the more useful everything built on top of it becomes.

In the middle is our data warehouse. The data from all the systems lands and one accessible place. About 70% of our companies have at least one core system integrated today. And to date, we’ve collected over 8,800 company months of financial data across 223 integrations.

But why does this matter? It makes all of the financial visibility and proactive oversight features in the right column more intelligent over time. Madhuri will cover how these tools are used in proactive financial oversight in the next section.

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But the highlight one example, intra-month revenue forecasting is where the data advantage starts to show. A recent forecast caught a company heading for a miss just a few days into the month. The team was able to intervene and was able to back $12,000 before month end. Small dollar amount, but proof that the system detects problems early enough to act on them.

The auto industry group is our clearest proof point yet, where systems, job codes, and inventory items are consistent and analytics AI derived insights that drive business value are significantly easier to build. That’s the return on standardization, and we’re working to extend that across the network.

This proprietary data set can only be built by acquiring and operating companies at scale. We believe we have a meaningful headstart that grows with every new acquisition and will be difficult for others to replicate.

Lastly, I want to talk about how our proprietary data gives us an edge in deploying AI. We use AI at three levels. The first is inside our technology platform in production today. Large language models and all accounts payable reconciliation, cash applications, and investment criteria analysis. Statistical models how are our revenue forecasting across all companies. And on average, they are three times more accurate than traditional modeling assumptions.

The second is in how our teams work. Engineers are using AI to accelerate development. Finance and data teams are using it for modeling and analysis. It increases both the throughput and the quality of their work.

In the third level is where we see a long-term opportunity: deploying AI directly into network companies that help drive profitability. We’re at the experiment stage. But weekly business insights from company leaders, on the shop floor assistant interfaces where employees can ask questions about their own data, these are all early pilots. But because we on the companies, we can distribute and install software directly with the goal of helping our companies navigate the changing AI landscape better than their peers.

Most AI vendors targeting small and medium enterprises struggle with distribution. SMEs are hard to reach, hard to onboard, and expensive to support. Our advantage is that we have direct distribution. We can deploy and validate at a few companies and then rollout across all 92 without a sales cycle, then measure results directly and use the data to improve our models. That’s how we compound over time.

And with that, I’ll hand it over to Madhuri to talk a little bit more about our acquisition and transition overview.

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Madhuri Kommareddi

Great. Thank you, Kevin. So, I’m going to go in a little more detail from what Michael and Kevin spoke about about our acquisition and transition process, specifically how we identify, purchase, and oversee our subsidiary companies.

Our sourcing process for new acquisitions is almost entirely inbound and primarily software driven. We only look at businesses that are ready to transact and not just in an exploratory phase. Our system pulls listings in which a selling owner has engaged a business broker to run a sales process and has already built a package of business and financial information that our system can then analyze.

Our software allows us to really analyze these listings in line with the transaction criteria that Michael described earlier. Our system starts with 75,000 active listings, so again, for sale, ready to transact listings per year, and automatically sorts down to 15,000 size qualified listings each year. We are then able to use better software tools within our Buyout software to then hand off the businesses closest to our criteria to the underwriting process.

Our sourcing software and AI capabilities allow us to do really efficient underwriting and diligence before making offers to the highest quality companies. Our tech enables us to make immediate comparisons to similar subsidiaries as well as opportunities that we previously evaluated. To supplement our automated process, we hold a daily investment committee call to discuss the best matches based on scoring criteria that includes industry, transition risk, and unit economics.

As Michael mentioned earlier, we use tax returns and bank statements as the basis of any underwriting, and not seller representations. In fact, we actually avoid pursuing companies that have too high of an asking price or have a clear asymmetry on our verified financial statement underwriting. It’s just not worth our time.

We generally target offers with a 4 to 6 times multiple of expected EBITDA and a 15% to 20% unlevered free cash flow yield. As part of this process, we do recast EBITDA for Teamshares cost of ownership. Our offer process from letters of intent to additional information that we provide sellers is also largely automated and standardized. Our process, which we’ve really refined over the years, focuses on speed and fairness of the offer, which are both features that individual buyers looking to purchase these businesses generally cannot provide.

Our message throughout the process focuses on what we know selling owners and their business brokers really care about, namely transaction certainty, which can be a rarity in the small business market with individual buyers, operational continuity, and permanent ownership alongside employees, which provides selling owners a real legacy and pride that they can bring to their families and communities.

We also have dozens of former selling owners to Teamshares who’ve agreed to validate our model to other prospective selling owners. We are not on these calls. They are seller to seller, and we just ask former owners to speak authentically about their experiences with Teamshares. We believe this allows us to achieve that 50% letter of intent win rate that Michael mentioned, which we believe is very atypical in the small business market.

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So, moving forward to after a letter of intent is signed, we generally aim to close transactions within 90 days, which, again, we believe is expedited in comparison to most of the small business market. Our team routinely closes multiple acquisitions at the same time, and our team’s experience and handling volume. We have closed up to seven acquisitions in one month in the past, leveraging the tech efficiency that Kevin just spoke about.

Our financial due diligence and legal negotiations are handled almost exclusively in-house, and we bring in specialist counsel and only a minority of transactions. What that allows us to do is really build up in-house expertise that flows into those daily investment committee meetings, allowing us to identify potential risk factors much earlier in the diligence process.

Our financial due diligence team conducts quality of earnings analysis for a four to five year period, completes proof of cash reconciliations, and we have additional staffs for inventory and real estate as needed. Our legal closing process mimics the standardized and automated letter of intent approach, really focused on minimizing drawn out, expensive, and really highly bespoke legal negotiations.

What this diligence approach also allows us to do is to really walk away when we see financial misrepresentation, aggressive or unsavory negotiation tactics, discover the business has former owner overreliance so therefore cannot be transitioned well, or noncompete terms are being renegotiated by the seller. Those are situations in which we do walk away.

After -- well, we start our onboarding process both pre-close and it continues through the post-close process. Pre-close, we do start the GAAP conversion process, and also start to understand if there are any financial systems upgrades that need to be made at operating companies. We also speak to the business’s key employees prior to close to also make sure there is no unforeseen transition risk.

We also use the opportunity to start to gain their partnership and trust through discussing our employee stock plan and our company values. We have built up a team of experienced transition leads who work with our in-house recruiting team and the relevant industry lead, who is an individual who oversees a portfolio of Teamshares subsidiaries, to start building leadership candidate profiles and sourcing president candidates. So, we start to do that pre-close.

Post-close, we work with a former owner to transition the business using a templatized approach designed to ensure a smooth business transition. Employees are also provided stock through our operating system following the transaction close, and receive a routinized communication kind of protocol from Teamshares about who we are, our operating model, and our goals.

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And finally, we really work to develop interim KPIs so that we really start to understand key parts of the business and what we need to focus on as we start to implement some of those systems transitions that Kevin mentioned.

We bring on new presidents to run these businesses. And the reason we do that is because we realized, in order to address the retirement market, we really had to institutionalize how we hire these presidents, oversee them, and train them. These company leaders are on subsidiary company payroll, not Teamshares Inc payroll, and they receive equity within that company as well as Teamshares Inc stock to ensure that they have aligned incentives.

Some of our most experienced leaders serve another role, which is to serve as a group president over a few Teamshares companies in addition to serving as the president of their primary company. That allows us to scale our oversight model and to bring expertise to newly acquired acquisitions.

We have continued to refine our, again, entirely in-house hiring and training program for presidents, and we have achieved a greater than 80% success rate with placing high quality leaders since 2023. We have done this without sacrificing speed to hire, with the average president timeline since -- hiring timeline since the beginning of 2025 being just under 45 days. That mimics our relatively short closing process for newly acquired companies so we don’t have a gap between buying a company and placing a leader.

To find the right candidates, we really paired the needs of the business and the industry that we start to assess pre-close for new acquisitions with the skills that we have found are pretty nonnegotiable across any good small business leader, namely strong leadership expertise, financial acumen, an ability to drive change, and also the fluency to set strategic and operational growth targets.

New presidents go through the Teamshares leadership accelerator, which is our training program, and that’s paired with a multi-month standardized on boarding program. We do remove individuals if they do not meet expectations and that leadership accelerator which takes place before company placement, or if they’re not meeting their onboarding responsibilities.

Our operating model ultimately realized on centralized financial technology and decentralized leadership. Our primary real-time oversight mechanism is the Teamshares operating system. It not only allows us to issue stock, oversee cash management, as Kevin discussed, but it also allows us to oversee the companies financially. We have weekly key performance indicators that are provided within Teamshares OS. And as Kevin mentioned, does KPIs are increasingly pulled directly from operating company software to provide even more frequent real-time visibility into company performance, including details like number of transactions, transaction size, and product mix.

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Our system also has financial reporting and various tools to really programmatically identify where we are seeing overperformance or underperformance. That allows presidents, group presidents, and industry leads to really effectively focus their time and build out repeatable playbooks for not only interventions but also to spread best practices.

Presidents also provide monthly management discussion and analysis that provides executional transparency on priorities that have already been agreed to as part of an annual strategic planning process that we conduct with presidents.

To support these on the ground leaders, we not only tap in the industry leads who, again, oversee a portfolio of like-for-like subsidiaries, but also leverage peer-to-peer insights from presidents. Industry group cohorts, enabled by common KPIs as well as the immense amount of data we’re able to pull from our transaction and operating software, accelerate best practices on topics like sales, pricing, and labor across the Teamshares network. We also have built and provide ongoing cross-industry trainings on sales enablement, cash flow management, and how to leverage emerging technology, including AI.

We’re going to get into more detail about how all this works after a very quick 10 minute break. Please keep it to 10 minutes. And we’re actually going to hear not from those of us on the executive team at Teamshares, but from individuals who are directly running companies within the Teamshares network. So, please come back for that in about 10 minutes. Thank you.

[Break]

Madhuri Kommareddi

So, we’ll go ahead and get started with our panel of leaders of our companies today, or former leaders of our network companies. So, I’m going to do a quick round of introductions starting with closest to me and then going for this.

So, directly to my left is Sean Garcia, who is the industry lead at Teamshares for building products and home improvement companies. Sean is also the former president of a flooring company within the Teamshares network in Virginia.

And then to his left is Jacob Roche, who is currently the industry lead for manufacturing companies within Teamshares. And Jacob is also the president of a wood vent manufacturer in Minnesota.

To his left is Anthony Brown. Sorry we didn’t have it lined up with the images behind. But to his left is Anthony Brown, who is the president of a wholesale floral distributor in Northern California. And Anthony has been a Teamshares president since 2021.

And then to Anthony’s left is Sarah Queen. Sarah is the president of an apparel manufacturer and retailer based in Michigan.

So, we’re going to go ahead and get started with some questions that we hear from many people in the room who are Zooming in today about our model. And so first, I’m going to start with my left on Sean, which is to kind of give us just an understanding of what the president program really is and how Sean perceives value is created through the president network and team that we’ve hired.

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Sean Garcia

Sure. Thanks, Madhuri. So, for context on the president program, it’s about 75 leaders today. And they come from various backgrounds, Big 3 consulting, Fortune 500, accounting firms, the military. And their primary objective is to ensure financial performance at the companies as well as operational resiliency.

And so, that’s kind of the context and the backdrop of what the president program is. When I think about value and how that’s generated through the president program, I think of it is a two-way street. And so, one is Teamshares supporting the president and making sure that they have the tools they need to be successful in leading their company.

And those -- some of those tools are the ones you mentioned, Madhuri, in your presentation. It starts in onboarding with the leadership accelerator. It prepares presidents to be ready to leave their company from day one. And there’s more programmatic touch points like industry calls where we share best practices, guidance and coaching from industry leads, help with developing a strategic plan, etc.

And so, those of the more programmatic touch points, but I think where the program really shines is the organic and ad hoc support that presidents give to each other. I think we do an excellent job at attracting, recruiting, and retaining individuals who buy into the collaborative mindset and the supportive culture and willing to lend their experience and expertise to other presidents.

An example of that is, just a few weeks ago at one of our companies, I was working through a merchandising problem. Did our desktop research, kind of felt good about where we were going, but then pinged the president network and found that one of our presidents was a VP of merchandising at a retailer before joining Teamshares. And so, our answer got refined. Our process got better.

And if I think about a corollary to, I came from consulting. Before this I worked at Bain. And when you wanted to refine your recommendation at Bain, you’d ping an expert partner or a partner who had seen work similar to that. And I think the network we have with presidents at Teamshares is not too different from that. And so, I really do think it’s an asset and drives value for our company.

Madhuri Kommareddi

Great. Thanks so much, Sean. Really appreciate that.

I’d love to understand why presidents come to Teamshares, and also how we go about selecting them. And I think, Jacob, you’re a great person to ask this question as somebody who serves as a president of a company as well as taken on this larger industry lead role, where you really are thinking about what type of candidates do you want to bring into your portfolio. Jacob, please.

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Jacob Roche

Yeah, absolutely. Thanks, Madhuri. So, I started my career in the Marine Corps. I was an artillery officer for seven years, and then went to business school and was a consultant in McKinsey for three years. And after three years in McKinsey, I was thinking how can I go back to the hands-on leadership that I really enjoyed at the Marine Corps but still use some of the strategic problem-solving that I learned at McKinsey.

And I thought I’m going to go buy a business. I’m going to run my own small business. Well, I had young children at the time. It’s a really risky move. And as I considered that, I learned about Teamshares, and I found I could have the opportunity to run a small business, do all the things I wanted to do, have that autonomy but without the personal risk of buying a business. And it’s really been -- I’ve been able to do all of that in the three years I’ve been at Grill Works.

And now in a row where I’m hiring presidents, I think we have a pretty good idea of what were looking for. I think back to about a year ago, where we were placing a president at Black Duck, which is one of our screenprinting businesses in Albuquerque. And it’s a manufacturing company, and so we knew we needed someone with a strong manufacturing background.

And as we got the recruiting team together to find the right -- to hone in on what the right profile is for this company, we also recognized too that, like, these small business, you need a leader that, sure, has a spike perhaps in manufacturing, but they need to be able to do sales. They need to be able to be fluent in finance. We need someone that can do it all. And most of all, we need someone that is willing to get out on the production floor are out on the sales floor, whatever it is, and get their hands dirty.

So, we narrowed it on that profile, and then we ran numerous presidents through our three-part case interview recruiting cycle. So, it’s not dissimilar to what we did at McKinsey, where we’re running cases in financial acumen, and strategy, and in leadership and putting them in a real world situation and seeing how they think.

And we were able to find a very qualified woman who had been the COO of a small manufacturing business in Albuquerque, had been manufacturing consulting for the state. We were happy that she accepted the offer, and she’s been there a year and a half now. I’ll say, like, we saw immediate results. Turn times for production went down by half within a month. Late orders went to zero. And then eventually, that started to flow through the financials. Thanks, Madhuri.

Madhuri Kommareddi

Yeah. Thank you so much, Jacob, for providing that detail.

Anthony, would love to turn to you next, especially as one of the first presidents that we hired as we were getting started in our business model and at one of the first companies within the Teamshares model as well. Could you talk through a little bit about what some of the initial challenges were that you faced walking into a newly acquired small business, and how you and Teamshares went about addressing those challenges?

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Anthony Brown

Yeah. So, in the early days, there really wasn’t any structure. So, you came in -- and I have 20 years of distribution experience, and so I kind of had these expectations around what process would be in place, the way we would be able to cascade information, work on improvements. And they just weren’t there.

And so, the early days, we really spent a lot of time focusing on the processes, the people, creating KPIs, the scorecard, and working on the culture. We had some really great individuals that were senior, dedicated to the company, but not necessarily in the right seat. And so, we spent a lot of time getting people in the right seat, focusing on the core values of the business.

And then additionally, kind of in the early days we had some former owners that would hang around. And so, we had to work through the challenges to really get folks to buy into what we were doing at Teamshares. It was early on, so it took some convincing.

And through the partnership with leadership at the time, I think we really were able to work through. And I think that’s the unique and beneficial process of being a part of the Teamshares network, is you’ve got this president group that you can rely on, both as a sounding board and for pieces of information, industry experts.

And then additionally, we’ve now since developed an industry lead program, the president onboarding program, as well as the new company acquisition program, where folks go in, get it set up and it’s ready to go for a president day one. And so, that’s been really helpful. I think that makes Teamshares very unique.

Madhuri Kommareddi

Great. Thank you so much, Anthony. And thank you personally for all your help in building of these processes that now benefit companies that we are nearly bringing on to Teamshares.

You had mentioned the selling owner of the business and their kind of engagement. I’d love to actually dive a little bit more into that topic and to learn more about the motivation of selling owners and why they picked Teamshares versus other buyers or other options they may have.

Sarah, you’re somebody who’s worked particularly close with the selling owner of the business that you run. Could you speak a little bit about the motivation that she had in selling the business and specifically selling the business to Teamshares?

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Sarah Queen

So, the selling owner of the business I lead was known as a real industry expert and on the frontier of the apparel industry for treating suppliers fairly. The company has prioritize their trade labor at the farm and manufacturing level for over 30 years, which is really rare and hard to do.

And so, it was always a dream of hers to have a succession plan that included employee ownership. And they even went so far as having a few of the longtime employees see if they could take out a loan to purchase the business, and ultimately it wasn’t possible until Teamshares came along.

And I think she is not unique amongst owners who are retiring, who spent their career at SMEs and who’ve built something alongside a community or alongside a group of people. They really want to leave a legacy to this group, a legacy to their communities. And at Teamshares now, we’ve proven that we can do that, and we allow them to leave this legacy. So, I think it’s a very unique option and it’s what attracts most of the owners to Teamshares.

Madhuri Kommareddi

Great. Thanks so much, Sarah. I really appreciate that.

Anthony, would love to go back to you to learn a little bit more about kind of some of those changes that you mention that you undertook in the early days, trying to really make sure we had the right people in the right seats, build process. What has that resulted in? And what are you trying to continue to build on now?

Anthony Brown

Yeah. I think we really just focus on getting the right people in the right seats, right, and really trying to understand that we wanted to be as a company, and then developing scorecards to create accountability and visibility into what we were doing. I think that’s been the biggest thing, right?

There has been some turnover, but I think it’s all been positive. And particularly what we’ve been able to do through the scorecard, through getting the right people in the right seats, is really improved gross margin. We’ve been able to move that from 31% gross margin to 35% gross margin over the last two years. And then additionally, through headcount reduction and operating efficiencies, we’ve been able to remove $400,000 in operating expense. And so, those changes have really been instrumental in our success.

Madhuri Kommareddi

Great. Thank you. It’s great to hear about the kind of journey from day one, what you walked into a kind of how you’re seeing some of those efforts really bear fruit for the company and all of the stakeholders involved.

Similarly, Sarah, would love to hear, as somebody who’s also been at a company for a number of years, three years now, kind of what have been some of the challenges that you’ve prioritized while you’ve been in seat, and what have you seen as the results of those. Has Teamshares helped? Has Teamshares hindered? Would love to hear a little bit more about your kind of real change experiences to build on a great company foundation.

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March 31, 2026, 9:00 A.M. Eastern

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Sarah Queen

Yeah, it was a great foundation. It was a 32-year-old very successful business, but it was starting to feel some constraints around growth. And as we’ve mentioned, the former owner was -- she was retiring, so she was ready to move on.

The systems and processes that needed to be upgraded a bit to allow the business to move to the next generation, that was a real opportunity that I had coming in. And coming from a Fortune 500 company where I was leading a sizeable portion of the business, we were facing a ton of headwinds. It was 100-year old company. I shouldn’t say headwinds, but a ton of challenges where we had to transform that business. So I had some experience in thinking about this generational change.

And so one process change we made was we needed to start filing and registering for sales tax in 18 states, and this is because our direct-to-consumer business was growing. And even if you use a software to manage this on an ongoing basis, like Avalara, it’s still a pretty, pretty detailed process to get compliant with each state and to do their initial registrations. And so I was able to ask the Teamshares tax team if they could help me out and they set up an MSA with a really reputable sales tax specialist firm that not only was beneficial for me, but others in the network. And if it had just been me approaching this firm, I don’t think I would have gotten nearly as attractive terms for the MSA. And it just helped accelerate my ability to get past this cleanup project, whereas not being a tax expert, I would not have been able to do that as quickly or as cost effectively on my own.

And then a systems change we made was to migrate from a legacy ERP to NetSuite, and that’s allowed us to do things like change month-end close from 25 plus days to 10 days. We’ve increased gross margins 4% over the past 12 months, just because now we have a true, modern operating system that shows a lot of detail about the business. And that was another huge help I had from Teamshares. I was trying to negotiate a contract with Oracle, where I’m a very small fish in the pond, and so there were especially some sticking points around a certain aspect of the contract. And I was able to get help from the former controller of Teamshares. And I really had no leverage before, but with the Teamshares’ network behind me, the portfolio behind me and him, it made a huge difference. And having that level of now, system for the business and software for the business has made a tremendous impact in my ability to operate it. So those are just two examples.

Madhuri Kommareddi

Great. Thank you so much, Sarah. So Sarah and Anthony really spoke about how they took a business that had been operating quite successfully for some time, and how they modernized it for the future. However, a question that we get a lot, asked a lot from probably everybody in this room, everybody was watching, is what happens when something goes wrong, and really, really wrong? And so for that, would love to turn to Jacob, who walked into a company about 18 months after Teamshares had initially acquired it, and the company was facing some really deep financial and operational challenges.

And so Jacob, would love for you to set the scene. What was happening? What did you do? And again, how did Teamshares help or hinder your turnaround that you had to do at the company?

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Jacob Roche

Yeah. So I’m the President of Grill Works, which is a wood vent manufacturer in southwest Minnesota. It’s about 45 employees today, about $7 million in revenue, two plants 45 minutes apart. And when I showed up halfway through the year in 2023, we were on pace to have our earnings that year. And you could just tell from walking around, that the culture was damaged. And so I immediately set about just trying to understand what the problem is. And one of the things we learn in this leadership accelerator, that has been brought up a few times, is the first thing you need to do is build trust with your employee owners and the best way to do that is sit down in one-on-ones.

And so I spent the first two weeks just sitting down with every one of the 45 employee owners and figuring out what we did well and where we had opportunity to improve. And then I spent a couple of weeks out on the shop floor, working alongside the manufacturer employees, learning the processes. You know, just like I would build trust with Marines, building trust with the employee owners out on the shop floor. It became pretty clear that we had to move some people around early on, and we had to get rid of a toxic manager. And so I did that as soon as I was confident that was the right move, within the first month.

And then I set about understanding the industry. I didn’t come from the wood flooring industry. And so I visited our customers, I went to trade shows, I understood the market as fast as I could, and I wanted to make sure I understood all of that before I made any changes. But at about six months in, I was confident that I understood enough about the business, enough about the market, to start making real changes. One of the first real changes I made was a 15% weighted price increase across our products, and I was able to do this by focusing on our specialty and custom products, which I had learned were very much underpriced versus what the customer was willing to pay and against our competitors. And despite raising those prices, we didn’t lose any customers.

I also set about setting up better processes for the business, launching a modern ERP, instead of running a $7 million business on spreadsheets, worked on redoing the brand, redoing the website, which hadn’t been really touched since probably 2002, and also made some high ROI investments that cut labor costs significantly. I’ll say that one of the tools that allowed me to do this, to come in as a young president of a company that had been run by the same people for decades, was employee ownership. So how do you convince frontline workers to take on additional work, like launching an ERP or launching a new product, when they know that they don’t stand to benefit?

Well, the unique part about Teamshares is, I can stand up there genuinely as a leader and say, look, we’re going to do this hard thing, and it’s going to grow the company, which will grow your share value, and it’s a powerful tool for presidents. I’ve been at the company three years now. Despite industry headwinds in building products, we just saw record revenue and record earnings last year. We’ve seen gross margin expansion. We built resilient processes that will outlast me at the company, and I’m really excited about growing. We’ve now set up a platform that we can grow with new products and new markets.

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Madhuri Kommareddi

Great. Thank you, Jacob, for taking on a pretty big challenge within the Teamshares ecosystem and really delivering excellent results for everybody involved. Sean, I’m going to close with you with a bit of a forward-facing question, which is, we often get asked -- so you’ve done this around 90 times. That’s great, but how can you continue to do this? And how can you really do this efficiently, effectively and truly, using the technology that you spend a lot of time talking about? I know, Sean, an industry lead of a growing portfolio, this is something that you think about a lot, we’ve spoken about a lot, and so I’d love for you to share some of your thoughts on that question with this group.

Sean Garcia

Yeah. I think it boils down to meshing great people with great tools, great tech tools and great processes. At the heart of being able to do this at scale, to piggyback off of Kevin’s presentation, is the technology platform that us on the operations team is able to use and free up capacity and free up time for us. As you mentioned, Madhuri, I oversee 14 companies, and for me to do that effectively, I need to be as efficient as possible, and the tech tools help me to do that. In your presentation, you talked about Teamshares OS is the single source of truth that has financial data, KPIs, management commentary from the companies that kind of lets us have business intelligence in one place. But I think the more exciting things that are happening are the tools that are helping us be more proactive, rather than reactive, with our companies.

And one pilot that we’re working on is taking company data and flagging alerts whether there’s potential margin deterioration, price compression. And good example is just this quarter, we got a flag on that for one of our companies in California. We saw margins kind of dipping 4% to 5%. We found out that operationally, they were undisciplined on discounting and how they’re quoting. And so because we were able to react to that soon, we were able to kind of mitigate that, and we think it’s worth four or five points of gross margin. And so these tech tools are helping us free up time to take action and drive value at our subsidiaries, and it’s an exciting time to be at the company.

Madhuri Kommareddi

Great. Thank you so much to not only Sean, but all of you, for sharing some of your insights today and for coming to New York for this event. We will just have a quick stage re-around, and then Brian will be joining us to go through a financial overview.

Brian Gaebe

All right. So at least personally, I’m always fascinated and, frankly, inspired hearing about president experiences. So that’s going to be a tough act to follow, but I’m going to try to do my best. By way of introduction, I’m Brian Gaebe. I’m the CFO at Teamshares. I joined the company about five years ago, so I’ve been here for most of the journey, and I’m really excited to partner with the Live Oak team as we graduate into the public markets. And I’m also thrilled to be up here to tell you about why Teamshares is such a compelling investment opportunity.

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Now, you’ve heard a lot of detail about Teamshares over the past hour and a half, but you can really distill it down into four primary drivers behind our financial results. The first is acquiring durable cash-generating businesses. Second is maintaining that financial performance after the acquisition. Third is scaling corporate overhead, and fourth is lowering our cost of capital. We’ve built, over the past six years, a really strong track record in each one of these drivers and it’s translated into significant growth for this company. And the transaction with Live Oak is really going to provide us with the capital to accelerate that growth.

So over the next few slides, I’m going to go through each one of these drivers and highlight the KPIs that help you measure our performance against that driver. Then I’m going to show you how our financial forecast is built upon those drivers. I’ll also describe how the transaction allows us to have the capital to execute on that growth forecast. And then finally, I’ll round it out by highlighting our capital allocation strategy and how it harnesses the power of compounding to create significant value for our shareholders.

So the first driver, this slide highlights how we’re able to consistently generate highly accretive returns on capital deployed towards acquisitions. So on the left side of the slide, you can see some very simple math behind our target ROE, and how we achieve our target ROE is through very attractive purchase multiples. We target, on average, five times EBITDA, and then you couple that with moderate leverage, which our target leverage consists of three times senior leverage and one turn of unsecured seller financing. That allows you to buy $1 of EBITDA with $1 of equity.

And then we have really strong free cash flow conversion from that EBITDA. Our average CapEx as a percentage of revenue is right around 1%. So these businesses that we acquire not only generate a significant amount of earnings, but that earnings translates to free cash flow at a very high rate. And then after interest expense, in the medium-term, we’re targeting a 10% blended cost of debt between senior financing and those seller notes, translates to about a 40% target ROE.

Now, obviously you’re curious about how we’ve performed relative to those targets. Throughout the company’s history, we’ve paid on average 4.9 times EBITDA for our businesses, and we’ve been able to generate a 22% ROE, and that is with a very high cost of legacy financing. So you can see on the slide, our actual weighted average cost of debt has been about 13.5%. If we’re able to lower that cost of debt, it obviously improves your ROE, and we included some sensitivities on the slide. Lowering it to 11.5% would allow us to get to a 30% ROE. And if we can get down across all of our debt to a 10% blended cost of debt, we will achieve that 40% target that we’ve set out. And I’ll cover in a couple slides, the progress we’ve made towards lowering our cost of debt.

Now, what’s really unique about this return profile is it’s driven by real internal free cash flow generation and a really quick payback period as well. So this provides immediate capital for redeployment, and our return profile is not dependent on multiple expansion or perfectly timing and exit [ph]. We are permanent holders, and we harvest these cash flows. It’s really tough to find another asset class out there with such a deep opportunity set of these type of return profiles, and it’s really even tougher to find a company like Teamshares that has a platform to take advantage of these opportunities at scale.

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The next key driver is maintaining post acquisition performance. And I think what’s important in understanding our underwriting strategy is we don’t underwrite to growth or synergies. In fact, we liberally burden our underwriting with post acquisition cost. So when you acquire businesses at five times EBITDA, organic growth is not necessary to achieve an attractive return profile. The previous return profile on the last slide, that was a return before any organic growth. However, even though we don’t need organic growth to achieve those return profiles, you’ve heard from Madhuri and Kevin and Michael about how we provide support for our businesses to execute on organic growth initiatives, and how we also align the incentives of the presidents and the employee owners to achieve that growth.

So this has resulted in stable growth over the past six years that has really accelerated recently. So on the right hand side, we consider 2019 to sort of be the last normal year of our economy, and it’s a good baseline. So if you look at how those businesses have grown since then, it’s been very stable, 3% CAGR over those six years, but that growth has really accelerated recently. So year-over-year, our organic growth was 7.2% and we believe that’s a function of providing our network companies and our presidents with the tools that enable them to grow their businesses.

And as the panel highlighted, we’ve really been focused on gross margin expansion. So over the past year, we were able to expand our gross margin from our operating subsidiaries by about 1%. 1% doesn’t seem like a big number, but we’ve got over $500 million of revenue right now. So when you apply that 1% against a really high top line number, that is really meaningful dollars we’re adding to the business each year. And we did all this in light of a really challenging economic environment as well. There’s not a good direct comp to Teamshares out there in the US, so one of the things we comp ourselves against is a subset of the Russell 2000 that operates in similar sectors as Teamshares. And from ’24 to ’25 that subset experienced a 2.2% contraction in their earnings. That’s compared to team shares 7.2% organic growth over that same time period, so we’ve been able to generate a lot of alpha against other indices.

The next key driver is scaling our corporate overhead. So now that we’ve really built out the centralized platform, we’re able to add an operating EBITDA at a significantly faster rate than corporate costs. And this is further enabled by some recent strategic shifts. Michael highlighted, we’re pursuing a fewer number of smaller acquisitions which facilitates our ability to scale. Also, we’ve got a really nice diverse set of operating subsidiaries, so that each business we acquire is less unique, and it really accelerates the learning curve and reduces time spent on developing strategic initiatives across a particular industry set as we’re able to apply best learnings -- or apply best practices from what we’ve already experienced.

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And technology allows us to quickly diagnose and develop plans to. Improve those businesses without a lot of manual interaction. Sean touched on that. And our results validate this. So Michael mentioned that we achieved a really critical inflection point in 2025, when operating EBITDA exceeded corporate overhead and resulted in positive pro forma adjusted EBITDA. And what’s also really interesting when you look at this chart, is the flattening of that corporate cost curve. Our corporate overhead really hasn’t moved in the past three years, and yet we’ve added a significant amount of operating EBITDA over that same time period. And on the right hand side, you could see the ratio of pro forma operating EBITDA to corporate overhead significantly improved in 2025 and it’s expected to further improve due to the operating leverage we’ve created with the platform.

Now, the benefits of our platform and our ability to scale are really, really evident when you look at our 2025 results. On the bottom, you can see that our operating EBITDA increased by $32.9 million and over that same time period, corporate overhead actually decreased, and we were able to reduce the number of employees at the platform level. So that reduction throughout the course of the year has resulted in a lower corporate overhead exit rate than what our historical results reflect. So as you can see, the investment in that platform infrastructure is really reaping benefits by allowing that increasing amount of operating EBITDA to drop to the bottom line because it’s getting burdened by a lesser and lesser percentage of corporate cost.

Next key driver is lowering our cost of capital. So our weighted average cost of capital today reflects a legacy financing structure, and we’ve already began to diversify our funding sources through not only the use of seller notes but single company debt. So we believe we’ve got to earn the right to a lower cost of capital. And we believe that if we execute on each of these key drivers, it’s going to result in a stronger credit profile over time, and that’s going to translate to a lower cost of debt.

So on the left hand side, you can see our primary source of debt financing, which is a credit facility that was issued in 2021, and those terms were reflective of a young company and our credit profile at the time. We’ve got some really strong recent data points that our cost of debt is coming down. You can see we’ve been able, on 2025 acquisition debt financing, we’ve been able to blend a mix of single company financing at low single-digit spreads with unsecured seller notes at mid to high single-digit all-in cost. So through that mix, we’ve been able to achieve a similar level of advance rate or LTV on our acquisition financing relative to our initial credit facility, and it comes at a significantly lower cost of debt.

So as you can see here, we’ve made good progress in private markets, and then the transaction proceeds are going to be a deleveraging event for us. It’s going to improve our credit profile. And then when you couple that with access to the public markets, it really enhances our ability to bring down that cost of debt over time. And bringing down that cost of debt has a direct impact on our return profile for our acquisitions. On the right hand side, you could see that every 1% decline in our interest rate translates to a 4% increase in our ROE, and that also starts to generate a lot more free cash flow that we can reinvest into highly accretive opportunities and start reaping the benefits of compounding.

So now I’d like to cover how these drivers build into our forecast, and hopefully you’ll be able to see that continued execution on these drivers provide a clear and actionable path towards significant EBITDA growth. So we expect the primary driver of our growth to come through acquisitions. And as we previously touched on, we acquired a really high volume of EBITDA in 2025, and that was in a capital-constrained environment. Looking back at the history of Teamshares, capital has always been our biggest impediment to growth. So in a single quarter in 2025, we acquired $15 million worth of EBITDA and $24 million for the full year.

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So we believe the transaction proceeds really provide a clear path to having the capital to fund our acquisition growth strategy, which is going to be $40 million targeted EBITDA acquired in ’26 and $45 million in ’27. The organic growth levels baked into our forecast are very much in line with the long-term average and quite conservative to recent performance from ’24 to ’25. So we’ve only assumed a 3% organic growth rate and we also hold new acquisitions flat for the first year after close. And then in terms of corporate overhead, even though corporate overhead has been flat the past three years, we do know we are going to incur higher overhead primarily due to public company compliance costs and that’s reflected in our forecast.

So over the next two years, we expect corporate overhead to increase by about $10 million or 25%, and that should cover all of the compliance related cost, plus a small amount of variable costs associated with the strategic oversight of our businesses. So if we’re able to execute on what we believe is a very reasonable set of assumptions that’s used to build this forecast, we should be able to generate $100 million worth of EBITDA in the next two years. And depending on our capital structure, this level of EBITDA should generate material amount of free cash flow that we can use to reinvest in growth opportunities.

So one thing I really want to highlight is that we’ve already secured a substantial amount of capital to fund our growth strategy. So based on historical amounts of leverage, which is running about four times, and like I mentioned, that’s a mix of senior financing and seller notes, we expect the proceeds from the pipe alone to exceed the cash required to fund our acquisition program for the next two years, which significantly de-risk our growth strategy. And then to the extent we’re able to achieve higher levels of proceeds as a result of the transaction, this is going to allow us to operate with lower levels of leverage, which is really going to bolster free cash flow generation and allow us to recycle more internal capital into highly accretive opportunities.

And then I’d like to close out with how our business is really unique from a capital allocation standpoint. So we’re able to reinvest 100% of our internally generated capital into highly accretive opportunities. Kevin touched on it in his slides. I think it was this final slide that shows how each month, we’re able to upstream cash from our operating subsidiaries and deploy it towards the highest IRR opportunities. And that could be organic growth projects. We’ve had a lot of organic growth projects that have been able to pay back within one year. Or we’re never going to run out, or at least in the foreseeable future, we’re not going to run out of acquisition opportunities, given the depth of that small business market.

So we believe that continued reinvestment is our highest and best use of capital, and it would be a suboptimal capital allocation decision at this point to start thinking about in particular things like dividends. So the power of compounding really high IRR opportunities is how those programmatic acquirers were able to continuously outperform broader indices. And we believe that the platform we’ve built at Teamshares really allows us to follow a similar capital allocation strategy and perhaps an even deeper market of SMB opportunities to create significant value for our shareholders.

And with that, I’ll turn it over to Adam Fishman from Live Oak.

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Adam Fishman

Great. Well, thank you all for your time today. I should note that it’s really gratifying to see a very full room here, standing room only, and we know there’s a lot of people on the webcast as well. What was different about our strategy this time when we went out for the pipe, normally in our history, we have gone out to dozens and dozens, if not 100 investors to tell the story and circulate it widely. In this case, we were going out for a $75 million pipe. We all know that the capital markets have been very difficult, and we actually ended up at $125 million, plus another million from the management team. And so we ended up cutting the road show off early, because that was a lot of capital to bring in and suited the plans here.

And so we have a long way to go in terms of continuing to educate the market, making sure that everybody understands, really, the Teamshares at a base level, but also how this stock is going to work, right? This is about investor returns and creating a differentiated source of those returns for investors. And so an opportunity like today, and certainly with the S-4 being publicly filed, we’re really looking forward to speaking with investors. We’ve encouraged management to continue to communicate all through. We want to find these key issues and make sure that they are delivered consistently, and whether that’s through the earnings calls or conferences or one-on-one meetings, we were going to be very active over the long-term in communicating with investors.

So I just want to spend a few minutes wrapping up how we think about translating everything you heard today into what is arguably most important for the investors in this room and on the webcast, how does that generate investor returns? So we all know that most new issuances typically come in two buckets, either they look exactly like existing public companies or similar, and you have to price it at a big discount in order to get investors to rotate into the new security. And that’s fine as far as it goes. The other bucket that it falls into is it’s a new company. It’s an opportunity to bring fresh capital into an industry, but they’re earlier stage, they’re difficult to value, and it’s hard to know what that execution is going to look like.

So the way we view Teamshares is that they’re really in that sweet spot between those two buckets, very differentiated position. There are established comparables, but they have limited US investor exposure. So there’s a lot of capital in the markets right now that is looking for a high return, repeatable, executed, proven model that compounds earnings. These are very rare, and we think there’s a major opportunity to attract new capital and new investors to own a piece of Teamshares, and by doing that, really own a piece of the engine of the US economy.

At the same time, it is still early in the story, but it’s already proven as a model. As Michael mentioned, this is not a theoretical TAM. We’re not guessing at how they’re going to execute. They own the 90 businesses. They’ve worked through different iterations as they built this business. And really, the management team experience goes back to 2013, when they started buying companies and introducing a lot of the concepts, iterating over those over time, and ending with what you see at Teamshares today.

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So the question becomes, what will it take for the market to revalue Teamshares toward that comm [ph] group, which we’ve seen, whether it’s on a pre-COVID basis, during COVID, the volatility of the years afterwards. Even for the volatility in the recent markets, they’ve traded at consistently high multiples owing to this compounding effect and the repeatability of this model. At Live Oak, our experience in small cap investing is that stock performance tends to come down to execution on a defined set of issues. If you’re focused on the right issues and the management team executes, you generally see the stock market performance after that.

If you’re focused on the wrong issues, you may get everything right, but you don’t see the results. And so what we tried to lay out for you today are really which are the right issues and which are the ones that unlock that value creation, both from increased EBITDA, higher degrees of cash flow, and ultimately, the multiple expansion towards that comp set. For us, it comes down to four. First, can they continue to deploy capital into high return opportunities? We’ve all seen that when you see very high returns, capital tends to flood into those markets and start to diminish those returns over time, and we have a very different setup and profile for the company here.

We’ve already seen it play out that they’ve bought 90 companies over seven years, and that multiple has stayed remarkably consistent over that period. And that is due to the fact that there are really no other logical buyers for these businesses at scale and with the value proposition that Teamshares offers. Since inception, when capital has been available, they have bought consistently and at scale. In the fourth quarter loan, as Brian and Michael have mentioned, they delivered the largest month and quarter in the company’s history. So the new capital that’s coming in here can be immediately deployed. It is not burn cash. It is invested cash at very high returns. And when you step back and look at the funnel that they’ve built, combined with the broader backdrop of business owners looking to transition, we think the opportunity set at these return levels remains very deep, and importantly, consistent at the 20% plus ROE, which also goes up as they bring down their cost of capital.

Second, can they maintain and grow EBITDA post acquisition? Here again, we have a younger company, but real data and real execution. Across their cohorts, they’ve consistently maintained performance and then grown from there. These start as stable businesses, and that’s a really important concept we want investors to understand. These businesses are already doing great for a long period of time, with very stable and maybe slightly increased EBITDA growth, but they haven’t been optimized for growth. And when you bring in new leadership and a culture of employee ownership, that creates a clear opportunity to improve performance over time.

Importantly, their targets are conservative. So when we think about this from a Wall Street perspective, if they are estimating flat in year one and modest growth after that, and yet they are delivering 7% plus organic growth, even against tough comps, we see an opportunity for meaningful upside and redeploying that excess cash. So with a diversified set of businesses, we understand that not all of them will work to the same degree at each time, but the value of the diversification is to get better than GDP growth across all of these businesses, even as they deploy fresh cash into the high return acquisitions.

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Third, does the model scale efficiently? So really, this becomes the pivot point for where the economics of the business start to show up in investors, in their outlook, and in multiple expansion. Most of the platform is already built. And usually what we see with some of the smaller companies, is there’s still a large continued investment and the incremental cost to support that growth is very high. That’s not the case here. As EBITDA grows, more of it drops through at higher margins. And you can see that in the model, where G&A grows much more slowly than EBITDA. So this isn’t just growth at any cost. It’s a really important framework as we think about it. This is growth that becomes more efficient over time. And as that shows up, we think it’s a step function of the multiple expansion, where people see you’re doing the right thing with that capital and making sure it’s deployed at the right levels, and not chasing ever lower returns.

Now, finally, cost of capital; can they lower their cost of capital over time? So obviously, this matters to us and is a key component of why the company has chosen to go public now. But it’s important to understand that while it’s key, it is not key because you need it for the model to work. If we could get those 22% ROEs in perpetuity, those would be very, very acceptable to all investors. But as we move towards a lower cost of capital, and we’re already seeing all the early indicators of that, you’re just taking those returns up while still not chasing that through more risk, through acquisitions or paying higher multiples. So we really think about that, again, in the Wall Street dynamic of upside to the model, not necessary for this model to achieve the levels of profitability that I think would stand against any other companies in someone’s portfolio.

So the other piece that is important about that is as the business generates more internal cash flow, it becomes less reliant on the external capital. And when we look at a lot of these models in the market, it is that pivot point where you’re going from refinancing your debt or raising the capital that you need, to self-sustaining, and that is where you see these big lifts in the stocks and that is what we’re pursuing right here, between the pipe and obviously working through the lower cost of capital on the debt. So those are the four areas that really matter on Teamshares. As they execute, we think the business becomes more efficient, more scalable and more valuable over time. And importantly, for investors who do not have this exposure in their portfolio, it becomes a really differentiated source of return for them and their investors.

Sloan Bohlen

Just two minutes. We’re going to set up Q&A and we’ll take questions from the audience, and we’ll take questions from the webcast as well.

QUESTION AND ANSWER

Sloan Bohlen

OK. So if you have questions, just raise your hand. We’ll bring you a mic. Maybe to start off, we’ll start with one from the webcast, from Mike Grondahl from Northland. You touched a little bit on the panel about why a seller might choose Teamshares, but maybe if you could just double-click into that? And then, maybe talk a little bit about scenarios where either Teamshares might walk away from transaction, or maybe you end up not winning that transaction.

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March 31, 2026, 9:00 A.M. Eastern

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Michael Brown

Sure. So to start with, the last bit, generally, the only reason we’ve lost an opportunity against that sort of 50% or win rate is usually price or terms. And the reason is that the way that we underwrite is in this very longtail, disciplined way. It’s a little bit analogous, to almost like the Case Shiller Index of the S&P over sort of five years. We look at five years of financials, and we recast them, and we start bottoms up. We start with no add-backs. And I think most of this market is first time individual buyers, or it could be a more institutional buyer who does have sort of synergies and goes in and reduces staff. And so they’re either starting with a higher EBITDA because they’re able to drive it, or they don’t, in our opinion, realize that the EBITDA is too high, or they don’t care about CapEx.

So we just actually start with a more disciplined, more mid cycle, long-term number. And because there are so many opportunities, that’s sort of how we -- that’s the reason we would generally sort of lose, or that’s what brokers sort of tell us. And brokers are OK with that, because they know we’re a repeat buyer, and they know that we’re disciplined, we just, we’re never going to be the highest bid.

So on why owners choose us, so it really comes down to transaction certainty. So unlike in the institutional financing markets, where a letter of intent generally means you’re going to have a closed transaction, not always, but generally. OK? In the small business market, business brokers tell us it’s about 50/50 that an LOI gets to a final transaction. And that’s either because the buyer is a first time individual, betting their life on those things have very high stakes. Or if it’s a search fund, they may have five companies under LOI, only planning to buy one company. And obviously in the dynamic of private equity, it’s very high stakes. If you’re only doing one acquisition per year, and so people may sort of pull away.

So the fact that we -- last year, I think we signed 10 LOIs, we closed nine. We found some issues around, sort of that owner transition risk last year. So it’s the certainty of the transaction, then it’s the comfort, the fact that we’ve transitioned 92 businesses successfully. And then finally, after those things work, then the differentiating factor is the legacy of permanent ownership and bringing the employees in.

Sloan Bohlen

OK.

Giuliano Bologna – Compass Point

This Giuliano Bologna from Compass Point. And this might be a question for Kevin and Brian, but when you think about the sheer number of businesses that you’re acquiring, and a lot of the logistics around financial reporting and just the compliance of rolling all those businesses into your consolidated financials, I’m curious what you’ve been able to do to kind of differentiate yourselves there and also streamline that process, and how scalable is that process? I’m assuming there’s been a lot of technology rolled out around that, that you’ve already worked on, but I’m just curious to get your opinion around how effective that process is and how scalable it is going forward.

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March 31, 2026, 9:00 A.M. Eastern

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Michael Brown

We’ll start with Brian and then Kevin.

Brian Gaebe

Yeah, I’ll go ahead and start. So the typical playbook we follow is we standardize, centralize and automate. And I’ve got within my team, a dedicated integrations team that gets involved during the diligence process, diagnoses areas where the company may have trouble closing the books or their processes or policies may not be compliant with GAAP. So the process starts well before the acquisition even closes. Then, once the acquisition closes, they use automated tools and templates in order to convert the company’s financials into US GAAP, and then we also leverage an accounting shared service center as well, to supplement any deficiencies in local resources and provide a consistent, high-quality experience and oversight of their financials through fractional services.

And then finally, once you’ve standardized and centralized control of their processes, that’s where the automation comes in. So for example, we use an AI-driven tool to convert the data from their local systems into our consolidations and reporting software. So by the time it goes through that conversion, it’s basically a low touch conversion in which the AI-driven tool only identifies potentially low-quality matches, and then those are flagged and resolved by our team. Once it goes through that conversion, the data is standardized and consistent and comparable across all companies, so we can jump in there and we can make really informed decisions about, OK, is this a change or variance against their forecast, is that a function of something organically that’s going on in the business, or is that an area where we need to refine or dig in from an accounting perspective? So we’re not putting eyeballs on every line item of the financials that gets submitted. We’ve got a very risk-oriented, efficient process to diagnose and monitor issues.

Kevin Shiiba

And just add a couple more things. As I mentioned before, we’re already leveraging AI for AP reconciliation, cash applications, chart of accounts mapping. So those are already in production, and we’re using today. And the benefit of what Brian was saying, around standardizing these financial systems and the shared services layer that we have for shared bookkeeping and controller services, is that accounting is one of the more near-term applications for AI to really gain a lot of leverage, and we have teams embedding with those shared services teams to help continue to drive more workflow automation and leverage that data.

Giuliano Bologna – Compass Point

Yeah, that’s very helpful. Maybe just one follow-up, and then I’ll pass along. One thing that I’d be curious to get your opinion on is that you obviously come with certainty of funding, certainty of financing into a lot of these transactions, and you also will have a lot more capital going forward post transaction here. So I’m curious, when you’re thinking about your ability to close on these acquisitions, how much of that comes from your ability to provide certainty of financing and funding, whereas a lot of the players in the ETA space are trying to get SBA loans and other financing sources that are not necessarily as efficient and not as certain, we’ll put it there? But I’m just curious how that impacts your competitiveness.

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March 31, 2026, 9:00 A.M. Eastern

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Michael Brown

Yeah, absolutely. So I would say, let me answer it from our perspective, and then sort of what sellers tell us and brokers tell us. So from our perspective, capital is always the constraint, right? So when we went back to like, 2Q last year, when the tariffs started, banks -- a lot of institutional financing just went pencils down to make sense of what was what was going on, right? So availability of capital is always our constraint. It’s not number of companies, and it’s not quality companies, because we just see so many, right? So we’ve sort of committed to really disciplined purchase economics.

Now, on the seller, I really think it is all three things. I think the terms have to work for them. A feature of the small and medium-sized enterprise sort of sale market is that there’s generally an asking price, or an asking multiple, different than if Goldman’s running a sell side process, it’s a little more je ne sais quoi. So I think the -- so we sort of know going into it, right, if it’s competitive. And if we’re not going to be competitive, because we’re seeking to maintain really good relations with the brokers, we just bow out, right? There is no point.

There are situations we see. OK. So like, in the $5 million go to [ph] market, some have -- it’s just negotiated one-to-one. There’s others where we show up and say, hey, look guys, and we know the brokers, we’ve already got 20 indications. They said, good for you, that’s awesome, that’s not for us. So I would say for the owner, they’re doing retirement, they have a target in mind that is basically built on sort of an after tax amount, and that either lines up with the cash flows or it doesn’t, right, for us. And so the terms have to line up. And then there is that sort of, hey, the fact that we’re going to close, especially towards the lower end of the range, the sort of million in EBITDA and below.

And then the final thing really is, it’s a very differentiated value prop. As Sarah was talking about earlier, the fact that the business now has a permanent home, and they think through the announcement day and what they’re going to tell them, right? And they’re either going to tell them the firm’s being bought by an individual, and there’s a question mark about what’s going to happen in the future, or it’s been bought by a private equity firm. Nothing wrong with private equity, but they know that the business will be for sale in three years, right, so there’s another question mark. Or you can come in and say, hey, here’s this company that owns 92 companies, and you can talk to any of them, get to know us, keep your job, keep your benefits, and by the way, if you stay, you’re going to earn stock.

So it’s a very differentiated value prop. The terms have to line up. We’ve found, when we’ve looked into our own data, that we’ve generally been able at the lower end of the market, to transact 20% to 25% below the asking price, and I think that speaks to the sort of value prop. So they do care about the certainty. It stands out, especially at the low end of the market, but it just has to kind of work for everyone involved.

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March 31, 2026, 9:00 A.M. Eastern

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Justin Ages – CJS Securities

Hi. Morning. Excuse me. Justin Ages CJS Securities. You mentioned the presidents are employees of the subsidiary company. Can you talk a little bit about, are they given targets on free cash flow that they have to reach? And who’s making the decision of, because I’m sure they want to invest in their business on the organic side, but you guys want to redeploy that, to what you see higher growth or areas?

Michael Brown

Great. Maybe, Madhuri and Brian, you guys want to tackle that one?

Madhuri Kommareddi

Absolutely. So we go through an annual strategic planning process with presidents. We don’t necessarily do top-down targets, so work with presidents to establish what makes sense for the business and the amount of time that it’s in. We do use, as a baseline, the 3% year one flat and then 3% thereafter. Generally, our presidents are more aggressive than that. Generally, not always, again, depending on the target.

That being said, we do incent presidents to upstream cash. We have an incentive program for presidents that really does allow them to have a take above a certain percentage that we reset on an annual basis of upstream cash, so that is specific to the business. But we do ultimately have a balance. So we have annual strategic planning process, of course, long-term equity growth that incense desire to invest in the business, at the same time, provide specific cash compensation and incentives for presidents to continually upstream cash on a monthly basis.

Brian Gaebe

Yeah, I’ll just touch on one more thing, is that a lot of presidents have great ideas to grow the business. And they’ll come to us with a potential expansion project or moving into a different product or service line, and they have to submit a proposal, and they have to calculate and pitch the return on investment of that proposal, and it has to compete with other opportunities in the network. And I think they’ve been very understanding that, hey, if it doesn’t exceed other ways that we could deploy capital, I’m not going to be able to move forward with that project. So it truly is like a consolidated capital allocation decision and a strategy framework.

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March 31, 2026, 9:00 A.M. Eastern

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Michael Brown

Yeah. And I think the presidents, just in short, right, there’s usually a first year to really learn the business, but all of these very talented people have left other great employers, right, to come and really try and build something. So our perspective is, hey, look, year one, let’s do the learning and the transition and build trust. And then we find that the presidents really are very motivated, once they really understand the key levers and once you’ve been through the transition risk, to want to go and exceed those targets. And we believe that people, in a very decentralized way aligned with stock, are motivated to grow things.

Justin Ages – CJS Securities

Thank you.

Brian Gaebe

One last point on that too is if a president has truly optimized their business so that they’re more in like a harvest mode rather than a growth mode, and they have excess capacity, they do have the ability to take on multiple companies, if there’s a similar company in their geographic area or their industry, or move to a role such as an industry lead as well, like Sean and Jacob, that are featured earlier, so there is a growth trajectory for those presidents in absence of organic growth deployment.

Justin Ages – CJS Securities

Thanks. And then one follow-up. On the EBITDA bridge, you had $40 million in acquisition EBITDA in ’26 and then $45 million. Is that kind of the trajectory we should think about going forward, or do you expect that to really ramp up as you, you know, kind of hit this flywheel?

Michael Brown

Yeah, I think we’re not going to provide any commentary sort of on a crisp, sort of annual basis, beyond 2027. But what I would say is, is that we are building this business for it to be really sustainable. So it would be unusual to not be able to continue to try and do the ’26 and the 2027 numbers on an ongoing basis. But we know when a company comes into the markets and puts out targets that it can’t hit, it is understandably punished, and so we just, we want to go and really earn trust against those numbers first.

Sloan Bohlen

Got one other one from the webcast. You mentioned for the companies that you’re buying, whether it’s to a single owner or to private equity, could you elaborate on employee ownership as a differentiator? That seems very, very unique, and just, could you talk a little bit more about how you guys came up with that as the concept, and how that works?

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March 31, 2026, 9:00 A.M. Eastern

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Michael Brown

Yeah, why don’t I talk about the concept? And then Madhuri, you can talk about -- add to that. So again, going back to the origin story, when we left in 2013 to go use our own money and savings to go and sort of buy a couple of businesses and learn how to run them, one of them was in this -- the first company was in a town of Western Canada called Edmonton, Alberta, and it just happens to be sort of an accidental hotbed of employee stock ownership in the construction space. And so our largest customer, which was, in some cases, a third of the revenue of that business, was fully employee owned. It was owned by the family for three generations. It was sold in 1979, I think, for about $40 million, bought out by the management team, sort of an extended management team of 12 people. And today, you know, I think they are, sort of, the last time I checked, there was $8 billion of revenue, and that’s in the course of just sort of a generation and a half.

And so for us, we always thought it was really interesting. We’ve always been sort of multi stakeholder capitalists, right? People that were saying, like, wow. I mean, lots of the people in this room have stock, right, and it’s very motivating. And so we thought, OK, that’s really interesting, that in this sort of what was a small, successful, family-owned business, became a reasonably large, private mid-cap, right, all through stock. And so that was the original sort of genesis to, say, OK, we actually think this is a thing that’s good business and good for people. And we thought that it would be something that was highly differentiated for a model. And that was sort of the eureka moment for Teamshares, combining with a love of the programmatic acquirers and the Berkshires of the world.

Madhuri Kommareddi

Yeah, and just to play forward, there is a lot of data about employee ownership really ensuring more durability for companies, higher growth rates over time, so something that is very attractive to us. It’s not just one or two examples, and we’ve seen this in research as well. Our model is a very simplified employee stock model. So we provide stock directly to employees that starts on day one of the company acquisition. New employees are also eligible for stock. There is a vesting process, so it is not just earned day one. It is earned over time. We have seen that that does, as Jacob mentioned, really does have an impact, as we are trying to do change at companies, because people can really get a sense of, oh, this not just matters to Teamshares, this matters to me as well; this effort will result in something that comes back to me.

Employees also do receive, as we receive cash from the businesses, employees receive dividends as well. So they start to see the benefits of employee ownership, not just in the long-term, but in the short-term, which keeps them interested and keeps them excited to move forward. One caveat, I will say, because this often comes up in conversations, our form of employee ownership is economic, so we retain full control of the company’s decision-making rights, including, as Brian mentioned, capital allocation decisions, our board level, Teamshares’ level decisions, but employees do receive the economic benefits of being shareholders in the company.

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March 31, 2026, 9:00 A.M. Eastern

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Dan Moore – CJS Securities

Just a quick one on near-term capital allocation. If I heard wrong, correct me, but I think we’re at about four times levered, including the pipe, to the extent to raise additional equity capital, how are you thinking about the trade-off between delivering more quickly and then, or, and/or accelerating the EBITDA acquisition that you’ve played out for the last two years -- the next two years?

Michael Brown

Yeah, great question, something we talk a lot about internally. I think we understand that public companies, especially new public companies, don’t want to be highly leveraged. So it is our plan to generally say, let’s really grow this corporate EBITDA. First of all, all of the data is against the operating EBITDA. So the leverage we have against the operating EBITDA is modest, sort of senior leverage. However, we’re in the sort of awkward inflection point where now the corporate EBITDA is quite low, and so it’s, OK, we need to grow into that, maybe use lower incremental leverage, or just even all cash in equity.

And then we think that that is the path to work towards the many variety of tools available to public companies, whether it’s issuing a public term loan, ultimately, maybe bonds in the long-term, or warehouses and converts in the meantime. So we agree with sort of the premise of your question that the path to lowering the consolidated cost of capital results from getting consolidated leverage down, because I think we’ve already shown we’re getting sort of public company cost of debt from banks at the unit level. But Brian, what else?

Brian Gaebe

I would just add one clarifying point. The four times leverage is historical. That’s before application of the pipe. So the pipe itself is a deleveraging event. And then at that point, any additional proceeds -- the proceeds from the pipe are available to be deployed towards new acquisitions and growth, and then any proceeds above that will either be used to deleverage or fund additional growth capital as well.

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March 31, 2026, 9:00 A.M. Eastern

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Dan Moore – CJS Securities

Is there a target leverage range –

Michael Brown

I think for senior leverage, right, it would be sort of high twos to low threes, is probably where we would feel comfortable. Obviously, there are firms like TransDigm who’ve been able to sustain much higher but that comes after a multi-decade track record. So I think we’d want to stick to stick to sort of the normal bands to start. And that’s -- when we talk to rating agency advisory at different investment banks, that’s the advice we here and it mirrors what our own sort of understanding is as well.

Will Hamilton – Kestrel

Sort of just to follow up on that a little bit, if we go out to ’27, you have the $100 million dollars of EBITDA. What kind of free cash flow will that provide the parent company to then redeploy?

Brian Gaebe

The re-investable free cash flow?

Will Hamilton – Kestrel

Right.

Brian Gaebe

Yeah, so that’s highly dependent on the outcome of the transaction, so it’s a lot easier to talk about levered, or sorry, unlevered free cash flow. So you take EBITDA and then historically, CapEx has been about 1% of revenue or 10% of EBITDA, and then the rest is available for either debt service or redeployment into new acquisitions.

Michael Brown

And that would be 10% of the operating EBITDA, right?

Brian Gaebe

Yes, 10% of operating EBITDA.

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Will Hamilton – Kestrel

But based on the what you were showing earlier, in terms of the acquisition power you have, by the end of ’27, will you have effectively fully deployed the capital that -- including the pipe or whatever you have here? I guess we don’t know about redemptions, right, but --

Michael Brown

Yeah, so great follow-up question. So I’d say the goal, right, and one we feel we have pretty reasonable confidence in, in achieving, is by the end of 2027 to say, hey, our levered free cash flow now, funds most or all of the equity check for new acquisitions. That, for us, is really the sort of goal --

Will Hamilton – Kestrel

So after ’27 --

Michael Brown

After the end of 2027 on a run rate basis, that --

Will Hamilton – Kestrel

You wouldn’t need more equity capital, in theory, unless you wanted to sell, right?

Michael Brown

That would be self-funding. OK? So that’s the goal. Step one is, when you think of the arc of these sort of compounders, like, step one is get to break even. Step two is have the cash flow fund your equity check. Step three is not need to use any external financing if you don’t want, OK, right? Obviously, at least we would want to use some sort of senior financing, but that’s sort of the goal and the target. The other thing is, is that both between our own backgrounds and the specific skill sets of what Rick and Adam have done in their careers, and also with the prior SPACs, that, look there’s a war occurring right now, right? If we have redemptions that are extraordinarily high, we have more than the capital we need to move forward.

In their prior SPACs, they’ve gone out and done an S-1-style roadshow. So for us, we would be prepared to take a no redemption scenario, and take that all in. It’s fairly expensive right now based on where the value of the business is, based on our sort of near-term earnings. But even if we end up having 100% redemptions, we have more than enough capital to move forward. And then we have the ability to do two things. Once we’ve passed the one year mark, we certainly have the ability to do a variety of tools.

Again, Rick and Adam have gone out and run sort of marketed, follow-on offerings afterwards in the past. And then, I think the other tool that we have now that’s very tax advantage for sellers, is to actually pay for companies using stock. That’s something that we are very mindful of wanting to -- especially as we have a very low market cap in the beginning days, but that is essentially fungible with cash, to be able to go and use issuing stock to employees, to rather to retiring owners, as a consideration for purchasing.

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March 31, 2026, 9:00 A.M. Eastern

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Will Hamilton – Kestrel

Right. Have you ever sold a business?

Michael Brown

No, we’ve never sold a business. And so I think the premise of the question -- so the only ones that we have sort of, quote, sold, is we had a couple in the early days in 2021, if you remember back to the size chart, there were some really small restaurants. We tried to say, hey, like, let’s buy three $1 million restaurants in the same town, and, yeah, didn’t work out at all. So what we did is we said, look, rather than shutting the doors, because they went EBITDA break even, EBITDA negative, and then in the crazy inflation cycle of sort of ’22, ’23, we handed them back to the former owners.

So the premise of the question is sort of like, hey, why not sell a business, right? And so we’ll have to see how the market values us over the next two, three, four years. But if we were to be valued, like any other public company of any space, it would likely be some sort of double-digit type of multiple. That would be sort of our expected sort of valuation at some point. OK? So if you were to sell it to a local competitor, you would probably be able to sell it -- you might not be able to sell it, right? That’s the beginning premise of Teamshares has enough buyers. But if you sold it to local competitor, maybe you sell it for six times or seven times. That, to us, is very dilutive to shareholder value by losing, potentially, hundreds of years of cash flow, right, and taking EBITDA away from your enterprise value.

Will Hamilton – Kestrel

Right. One more, if I could.

Michael Brown

Yeah, of course.

Will Hamilton – Kestrel

Roughly $40 million of corporate G&A, can you break that down a little bit more, like, people, tech, I don’t know --

Michael Brown

Yeah. Why don’t you talk about the components, and then Madhuri, you want to talk about generally, how the team fits together?

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Brian Gaebe

So we have about 90 people at the platform level. So that comprises about half to two thirds of the overall G&A. Beyond that, it’s a combination of professional fees, audit, tax, legal, as well as software licenses, in particular as well, and other technology-related cost.

Michael Brown

And then, yeah, as Madhuri talked to, each individual team is actually quite small. It’s that, really, we built an assembly line to handle the factory that we built.

Madhuri Kommareddi

Yeah, that’s right. The transaction team, relatively small, maybe about 10 people. And where we have the technology team is, I believe, around 10 to 15 people right now. And where we have the slightly higher head count is in our operational oversight of companies or providing services to companies, whether it’s procurement, pricing, marketing, etc., or finance and accounting, with the various processes that we do. But it is a relatively small, 90 in total, very small transaction, relatively small tech, operations and finance being the rest.

Michael Brown

And the benefit of the tech-enabled models, these are all specialists. If you even just break down the transaction team, a natural assumption might be to be like, oh, there’s 10 investment professionals, right? It’s really three, right, and then there’s one person who talks to brokers. Because even though we can build as much software and as much videos as we want, we got all the leads, the first time you meet a broker, they want to talk to someone, right? At the other end of the line, in Brian’s team, we’ve been audited by KPMG since inception, right? And we have to do purchase accounting and quickly convert these companies to monthly GAAP, right? So there’s a person on Brian’s team whose entire job is tangible asset valuation. It doesn’t get more specialized than that, right?

But within a few years, through building software, some of our own, and leveraging third-party data and third party software, we’ve automated 80% to 90% of his duties, right, with higher accuracy. So now he’s able to help out another range of tasks around the company. So that’s the power of the assembly line. Whenever we’ve sort of observed other -- think of like, some of these publicly traded asset managers have 5,000 origination people, right? Like, that’s not what Teamshares is. It’s an assembly line. We would expect that team to be relatively a similar size over the medium-term.

Madhuri Kommareddi

And just to that point as well, we started with a slightly larger transaction team, but as we started to really lean more into the capabilities of software, some people move from the transaction team to the oversight team. We’ve had people move to run companies as well. So we have some shifting across the subsidiaries.

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Michael Brown

The other natural scalability in the models, that each time we buy a business, right, when we recast the numbers we cost in, into and above EBITDA, but as an actual expense, right, the cost of a president. So we’re always going to hire a new president as a real expense. When we talk about operating EBITDA, that’s after leadership expense. That’s a proper expense at the -- so that means that we’re going to add a single unit leader at each company. And then the career path, as we sort of started to talk about, even though it’s still sort of a newer development in the last year, year and a half, is that the presidents who really perform both well financially and in a leadership capacity have the opportunity to run multiple companies.

And for those that are really have a very high, sort of CFO-esque or Strategic Finance type of sort of approach, they can then be sort of industry leads that are really driving the financial. So that means that each time we add a new unit, a new company, there’s going to be a new president. And so what is right now, sort of a larger team at the parent company, sort of industry leads and things, that actually scales very nicely is a career directory for each president that we have.

Unknown

[Inaudible]

Michael Brown

The industry leads today are at corporate because we jump-started that from the parent. My expectation over the medium-term is that actually ends up being, really, right down at the operating level.

Madhuri Kommareddi

Yeah. So group presidents, for example, which is something that we’ve been leaning into the past year and a half, as Michael said, those are at the subsidiary payroll.

Michael Brown

That’s right.

Madhuri Kommareddi

So it’s people who are taking on additional responsibilities with their home company. So then getting, generally, a small fee from the underlying company to support their time.

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Michael Brown

You could think of an industry lead as a little bit akin to a PM that was covering an industry. It’s really sort of an industry specialist who’s really, his job is to really understand the financial drivers of the business and then jump in and help with those drivers.

Owen Rickert – Northland Capital Markets

All right. Across the 90 businesses you’ve acquired, how has your view on the end market attractiveness changed over the past few years? I guess, which segments are you leaning into more now, today, and what are you avoiding now?

Michael Brown

Yeah, so early on, because we sort of expanded in concentric circles and sort of the first kind of predecessor businesses to Teamshares were generally in the construction space, they were trades businesses. I would say they were like the best house in a tough neighborhood, right? And we sort of realized over time that the construction space was not for us, right? And so while those businesses, the ones that have been with us now for sort of five years, have gone on to do well, we just found that there was more variance.

So I’d say anything -- and it’s not just construction, it’s really the business model of fixed price projects. So that could be a film studio. That could be a software development firm. Anyone who says, hey, we’ll do that project for half a million dollars, and then you’re taking variable labor risk on the back end, we really dislike that business model. There’s just too much owner transition risk. It’s unclear to us. We’re skeptical that you can repeat what happened sort of before, plus the working capital tends to be horrific on those things.

I think I touched on earlier, single location restaurants. We came to find that, hey, single, small location restaurants, really tough. QSR, quick service restaurants, we tend to like that. So I would say that if you look at the list of companies and things we have right now, I would imagine additional concentric circles. So we went from, hey, we did butcher shops, right, and then we did grocery right? So those are pretty analogous.

I do think that over time, things like health care could be available to us, but we only buy businesses if we really understand them. And there’s no one at Teamshares that is a health care expert or a medical doctor, so we would want to add someone to the team with a deep health care background before venturing into those types of sectors. I’d say the other thing, just thematically, that we don’t like, we don’t like really complex businesses. So I happened to be, when I worked down the sort of hall from Scott, I worked for Heidi. She was the defense analyst, and I did the defense models. I find defense contracting extraordinarily complicated, and so we would stay away for anything that looks like that. We stay away from things that are government. We stay away from things that have high cash, so metal recycling is impossible for us. So things that are -- those are the types of structural things we stay away from.

Teamshares Investor Day Transcript

March 31, 2026, 9:00 A.M. Eastern

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Madhuri Kommareddi

Highly regulated as an extension as well.

Faith Brunner – William Blair

Maybe think about that another way. You talked about brokers here and there. How should we think of this? Is it more similar to PE, if you see them all moving towards a market, you’re going to move away from that, or is there a world where -- a trans world or another business broker can maybe serve as a secondary sourcing?

Michael Brown

Yeah, so the brokers -- great question. So the brokers represent the sellers. There are situations where we say, hey, we actually have a strong view, right, in a particular sector. I’m not going to name those for competitive reasons, but there’s a few right now that we actually do have a couple of brokers we’ve worked with who said, hey, why don’t you go and try and find us a few more of those? OK? But the vast majority of those come in from a broker who has gotten to know the selling owner for a couple of years, put together the information, and they get a fee from the seller, right?

So to your question around, what would we stay away from, from, first, principles, just because there’s a roll up going on a sector doesn’t mean we would stay away from it. It actually just comes down to, like, do the terms work for everyone? And what we saw in HVAC, right, we bought a business in 2021 that was an HVAC business, and it’s doing fine, right? But all of a sudden, there were roll ups in the HVAC space, thinking as a derivative play on AI build out, right? And the multiples went to 12 times, and so we didn’t -- I mean, those were difficult businesses, I would say, even to buy it four or five times. And we said, once you get beyond that, it just, the risk/reward is not right. So just because a roll up is in a space doesn’t mean that we wouldn’t look at it, but we start off weary. We just kind of ask the broker, like, look, are you guys really asking for a high number here?

Kevin Shiiba

And just to build on the brokers themselves as well too, many of the buyers in the small business market are first-time single buyers, right? And so for a lot of business brokers, they have to go find new buyers for every new selling business owner that they represent. And so over time, we’ve built a really incredible network and relationships with so many business brokers who have realized that Teamshares is a continual acquirer of businesses. We transact at a fair price. We do what we say we’re going to do, and that is a differentiator for them, and that’s why a lot of them come to us with new opportunities, sometimes before they even list it publicly.

Michael Brown

And because of that recurring relationship, right, again, we’re across the table, but they make a fee from having a credible buyer, right? Especially once we’ve done a transaction, they’ll tend to both even come to us before they list it online, right? But also, they’ll just be transparent. We had a broker who sold us a handful of businesses before they started the process. They didn’t think it was going to be that competitive. He sort of front-loaded and said, hey, Teamshares is really who you should think about, but let’s go and test the market. It just caught fire. They got 19 offers in three days. And we said, look, I don’t say the president’s name, but congrats. That’s really, really, really awesome. We can’t pay eight times EBITDA, you know that, so we’re really thrilled for you and the sellers.

Teamshares Investor Day Transcript

March 31, 2026, 9:00 A.M. Eastern

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Madhuri Kommareddi

And come back to us if it doesn’t work out.

Michael Brown

And that happens. We have, I want to say, at least five companies where there was a busted process. Actually, one time, the PDF of the SIM was actually labeled busted process. It’s not a joke.

Sloan Bohlen

We got time for maybe one final one, if anyone has it. Otherwise we can close. And, Michael, if you want to --

CONCLUSION

Michael Brown

No, just, I mean, first of all, I want to thank all our panelists and all the presidents and employee owners of the companies who do incredible work and partnership with those of us who are working on scale. I kind of think of it a little bit like the State Department, where you’ve got sort of like foggy bottom working on scaled policy, and then you’ve got the embassies, right? And that’s kind of how I always thought about the relationship between the companies, Teamshares. Thank you for all the analyst investors who’ve come here and for people who are listening in.

Thank you again to Live Oak. We’re so excited to partner with you guys. And you get to know someone at the LOI stage over dinner, and then you really get to learn people when you do 300 pages of legal documents, and it’s just, it’s a great fit and culture and values and everything. So thank you very much. I think there’s a lunch next door.

Thank you.

Madhuri Kommareddi

Thank you.

Kevin Shiiba

Thank you.

Teamshares Investor Day Transcript

March 31, 2026, 9:00 A.M. Eastern

51

Additional Information and Where to Find It

In connection with the Business Combination, Live Oak and Teamshares intend to file a Registration Statement with the SEC, which will include a proxy statement to Live Oak shareholders and a prospectus for the registration of Live Oak’s securities to be issued in connection with the Business Combination. After the Registration Statement is declared effective by the SEC, the definitive proxy statement/prospectus and other relevant documents will be mailed to the shareholders of Live Oak as of a record date to be established for voting on the Business Combination and will contain important information about the Business Combination and related matters. Shareholders of Live Oak and other interested persons are advised to read, when available, these materials (including any amendments or supplements thereto) and any other relevant documents, because they will contain important information about Live Oak, Teamshares and the Business Combination. Shareholders and other interested persons will also be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus, and other relevant materials in connection with the Business Combination, without charge, once available, at the SEC’s website at www.sec.gov or by directing a request to: Live Oak Acquisition Corp. V, 4921 William Arnold Road, Memphis, TN, 38117 United States, Attn: Richard Hendrix, Chairman & Chief Executive Officer. The information contained on, or that may be accessed through, the websites referenced in this Current Report on Form 8-K in each case is not incorporated by reference into, and is not a part of, this Current Report on Form 8-K.

BEFORE MAKING ANY VOTING DECISION, INVESTORS AND SECURITY HOLDERS OF LIVE OAK ARE URGED TO READ THE REGISTRATION STATEMENT, THE PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH THE BUSINESS COMBINATION AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE BUSINESS COMBINATION.

Participants in the Solicitation

Live Oak, Teamshares and their respective directors, executive officers and other members of their management and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of Live Oak’s shareholders in connection with the Business Combination. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of Live Oak’s directors and officers in Live Oak’s SEC filings. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to Live Oak’s shareholders in connection with the Business Combination will be set forth in the proxy statement/prospectus for the Business Combination when available. Information concerning the interests of Live Oak’s and Teamshares’ participants in the solicitation, which may, in some cases, be different than those of their respective equity holders generally, will be set forth in the proxy statement/prospectus relating to the Business Combination when it becomes available.

No Offer or Solicitation

This Current Report on Form 8-K is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities and shall not constitute an offer to sell or a solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act or an exemption therefrom.

Teamshares Investor Day Transcript

March 31, 2026, 9:00 A.M. Eastern

52

Forward-Looking Statements

This Current Report on Form 8-K contains forward-looking statements within the meaning of the U.S. federal securities laws with respect to the parties and the Business Combination. Live Oak’s and/or Teamshares’ actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. No representations or warranties, express or implied are given in, or in respect of, this Current Report on Form 8-K. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “potential,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions.

These forward-looking statements and factors that may cause actual results to differ materially from current expectations include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement with respect to the Business Combination; (2) the outcome of any legal proceedings that may be instituted against the parties following the announcement of the Business Combination and definitive agreements with respect thereto; (3) the inability to complete the Business Combination, including due to failure to obtain approval of the shareholders of Teamshares and Live Oak or other conditions to Closing; (4) the inability to obtain or maintain the listing of the public company’s shares on Nasdaq or another national securities exchange following the Business Combination; (5) the ability of Live Oak to remain current with its SEC filings; (6) the risk that the Business Combination disrupts current plans and operations as a result of the announcement and consummation of the Business Combination; (7) the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of Live Oak and Teamshares after the Closing to grow and manage growth profitably and retain its key employees; (8) costs related to the Business Combination; (9) changes in applicable laws or regulations; (10) the inability of Teamshares to implement business plans, forecasts, and other expectations after the completion of the Business Combination; (11) the risk that additional financing in connection with the Business Combination, or additional capital needed following the Business Combination to support Teamshares’ business or operations, may not be raised on favorable terms or at all; (12) the evolution of the markets in which Teamshares competes; (13) the ability of Teamshares to implement its strategic initiatives and continue to innovate its existing products and services; (14) the level of redemptions of Live Oak’s public shareholders; and (15) other risks and uncertainties included in documents filed or to be filed with the SEC by Live Oak and/or Teamshares.

The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the Registration Statement referenced above when available and other documents filed by Live Oak and Teamshares from time to time with the SEC. These filings will identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. You should not place undue reliance upon any forward-looking statements, which speak only as of the date made. There may be additional risks that neither Live Oak nor Teamshares presently knows, or that Live Oak and/or Teamshares currently believe are immaterial, that could cause actual results to differ from those contained in the forward-looking statements. For these reasons, among others, investors and other interested persons are cautioned not to place undue reliance upon any forward-looking statements in this Current Report on Form 8-K. Past performance by Live Oak’s or Teamshares’ management teams and their respective affiliates is not a guarantee of future performance. Therefore, you should not place undue reliance on the historical record of the performance of Live Oak’s or Teamshares’ management teams or businesses associated with them as indicative of future performance of an investment or the returns that Live Oak or Teamshares will, or may, generate going forward. Neither Live Oak nor Teamshares undertakes any obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date of this Current Report on Form 8-K, except as required by applicable law.

Teamshares Investor Day Transcript

March 31, 2026, 9:00 A.M. Eastern